                                               Filed Pursuant to Rule 424(b)(1)
                                               Registration Number 33-91142


PROSPECTUS

                            PageMart Wireless, Inc.
                  15% Senior Discount Exchange Notes Due 2005

There will not be any payment of interest on the Notes prior to August 1, 2000.
  From and after February 1, 2000, the Notes will bear interest, which will be payable in cash at a rate of 15% per annum on each February 1 and August 1, commencing August 1, 2000. At any time prior to February 1, 1998, up to 35% of the accreted value of the Notes may be redeemed at the option of PageMart Wireless, Inc. ("Wireless") in connection with a public offering of its or
 PageMart, Inc.'s common stock at a redemption price of 112.5% of the accreted value of the Notes. In addition, at any time on or after February 1, 2000, the
Notes may be redeemed at the option of Wireless, in whole or in part, at 105% of their principal amount at maturity, plus accrued interest, declining to 100% of their principal amount at maturity plus accrued interest on or after February 1,
                       2002. See "Description of Notes."

The Notes are unsecured senior indebtedness of Wireless, ranking pari passu with
 Wireless' unsubordinated indebtedness and senior in right of payment to all of its future subordinated indebtedness. At March 31, 1997, Wireless had no indebtedness outstanding other than the Notes and Wireless' subsidiaries had
 $111.4 million of indebtedness (none of which was secured) all of which would have effectively ranked senior to the Notes. Wireless currently has no arrangements to issue indebtedness subordinate to the Notes.

                            ------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT
 SHOULD BE CONSIDERED IN CONNECTION WITH THE OFFERING AND AN INVESTMENT IN THE
                                     NOTES.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

     This Prospectus is to be used by Morgan Stanley & Co. Incorporated ("MS&Co."), in connection with offers and sales of the Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. MS&Co. may act as principal or as agent in such transactions. Wireless will receive no portion of the proceeds of the sales of such Notes and will bear the expenses incident to the registration thereof. If MS&Co. conducts any market-making activities, it may be required to deliver a "market-making prospectus" when effecting offers and sales in the Notes because of the equity ownership of Wireless by The Morgan Stanley Leveraged Equity Fund II, L.P. ("MSLEF II"), Morgan Stanley Capital Partners, III, L.P. ("MSCP III"), Morgan Stanley Venture Capital Fund, L.P. ("MSVCF") and certain other investment partnerships, all of which are affiliates of MS&Co. These investment partnerships own in the aggregate approximately 49% of the outstanding voting common stock of Wireless. For as long as a market-making prospectus is required to be delivered, the ability of MS&Co. to make a market in the Notes may, in part, be dependent on the ability of Wireless to maintain a current market-making prospectus.

July 22, 1997

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Available Information.......................................    2
Incorporation of Certain Documents..........................    2
The Company.................................................    4
Risk Factors................................................    4
Selected Historical Financial and Operating Data............   12
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   14
Description of Certain Indebtedness.........................   26
Description of the Notes....................................   27
ERISA Considerations........................................   49
Plan of Distribution........................................   50
Legal Matters...............................................   51
Experts.....................................................   51

                             AVAILABLE INFORMATION

     Wireless has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information contained in the Registration Statement and the exhibits and the schedule thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information with respect to Wireless and the securities offered hereby, reference is made to the Registration Statement and the exhibits and the financial statements, notes and the schedules filed as a part thereof, which may be inspected at the public reference facilities of the Commission, at the addresses set forth below.

     Wireless is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Commission. The indenture under which the 15% Senior Discount Exchange Notes due 2005 (the "Notes") are issued (the "Indenture") requires Wireless to provide to holders of the Notes annual reports that include audited annual consolidated financial statements and an opinion thereon expressed by independent public accountants and quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year. The Registration Statement, as well as such reports and other information filed with the Commission can be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission's Public Reference Section at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

                       INCORPORATION OF CERTAIN DOCUMENTS

     The following documents or portions of documents filed by the Company (File No. 0-28196) with the Commission are incorporated herein by reference: (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1996; and (b) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, including any amendments or reports filed for the purpose of updating such description.

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

     All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act since December 31, 1996, prior to the termination of the offering of the securities offered hereby, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated by reference herein shall be deemed modified or superseded for purposes of this Prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies should be directed to Kelly Prentiss, PageMart Wireless, Inc., at the Company's executive offices located at 6688 North Central Expressway, Suite 800, Dallas, TX 75206,
(214) 750-5809.

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

     As used in this Prospectus, unless the context otherwise requires, (i) the term "Company" refers to PageMart, Inc. and its consolidated subsidiaries prior to the Reorganization (as defined herein) and PageMart Wireless, Inc. and its consolidated subsidiaries after such Reorganization, (ii) the term "Wireless" refers to the holding company parent PageMart Wireless, Inc, and (iii) the term "PageMart" refers to the operating company PageMart, Inc. The Company has four classes of common stock outstanding. As used herein, "Common Stock" collectively refers to the Company's Class A Convertible Common Stock (the "Class A Common Stock"), Class B Convertible Non-Voting Common Stock (the "Class B Common Stock"), Class C Convertible Non-Voting Common Stock (the "Class C Common Stock") and Class D Convertible Non-Voting Common Stock (the "Class D Common Stock"), each class having a par value of $.0001 per share. Certain of the information contained in this summary and elsewhere in this Prospectus, including information with respect to the Company's plans and strategy for its two-way messaging business and related financing, are forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors" below.

                                  THE COMPANY

     The Company is one of the fastest growing providers of wireless messaging services in the United States. The Company has grown to become the sixth largest paging carrier in the United States, based on 2,013,142 subscribers at March 31, 1997. The Company's number of subscribers has increased at annual growth rates of 136%, 60% and 50% in 1994, 1995 and 1996, respectively. The Company has made no acquisitions, and all subscriber growth has been internally generated. The Company has invested heavily in order to achieve rapid growth in its subscriber base and, as a result, the Company has sustained net losses of $45.8 million, $53.1 million, $48.6 million and $12.1 million for 1994, 1995, 1996 and the three months ended March 31, 1997.

     The Company offers local, multi-city, regional and nationwide paging and other one-way wireless services in all 50 states, covering 90% of the population of the United States. The Company also provides services in Puerto Rico, the U.S. Virgin Islands, the Bahamas and Canada. On February 25, 1997, the Company announced an expansion of services into Mexico and most of Central America through its affiliation with Buscatel, a subsidiary of Telefonos de Mexico, Mexico's largest telecommunications company, as well as other firms in Central America. The Company employs a digital, state of the art transmission network that is 100% FLEX(R) enabled, allowing the use of high speed messaging technology, thereby providing increased transmission capacity.

                                  RISK FACTORS

     Prior to making an investment decision, prospective investors should carefully consider, along with the other matters referred to in this Prospectus, the specific factors set forth below.

HISTORY OF OPERATING LOSSES

     The Company has sustained losses from operating activities in each year of operations since its organization in 1989, including an operating loss of $2.5 million for the three months ended March 31, 1997 and an aggregate of $69.2 million of operating losses for the three-year period ended December 31, 1996. The Company expects to continue to incur operating losses for the next several years. In addition, management anticipates that the Company's average monthly revenue per unit ("ARPU") will decline in the foreseeable future principally due to a higher mix of subscribers added through private brand strategic alliance programs and third-party resellers, both of which yield lower ARPU. Although the Company had positive earnings before interest, taxes, depreciation and amortization ("EBITDA") of $8.6 million for the year ended December 31, 1996, prior to 1996 the Company had negative EBITDA in each year of its operations. EBITDA is not derived pursuant to generally accepted accounting principles ("GAAP") and therefore should not be construed as an alternative to operating income, as an alternative to cash flows from operating activities (as determined in accordance with GAAP) or as a measure of liquidity. The calculation of EBITDA resulted principally from expenditures associated with the establishment of the Company's one-way operations infrastructure and the growth of its subscriber base. Although the Company expects that its one-way operations will continue to generate positive EBITDA, as the Company begins development and implementa-

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

tion of two-way messaging services, the Company will incur substantial additional operating losses and negative EBITDA during the start-up phase for two-way services. Any positive cash flow from the Company's one-way operations will be used primarily to fund the Company's two-way operations for the next several years. There can be no assurance that the Company's consolidated operations will become profitable or continue to have positive EBITDA or that its one-way operations will continue to generate positive EBITDA. If the Company cannot achieve operating profitability or continue to generate positive EBITDA, it may not be able to make required debt service payments, and the Common Stock may have little or no value. See "Selected Historical Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

HOLDING COMPANY STRUCTURE

     In 1995, PageMart merged with a wholly-owned subsidiary of the Company pursuant to which PageMart was the surviving corporation (the "Reorganization"). As a result of the Reorganization, Wireless is a holding company with no business or operations of its own (other than all the outstanding shares of capital stock of its operating subsidiaries). The Notes are obligations exclusively of Wireless. Because all of Wireless' operations are conducted through its subsidiaries (which consist primarily of PageMart and its subsidiaries), Wireless' cash flow and consequently its ability to service debt, including its ability to pay cash interest on the Notes beginning in 2000 and to pay the principal of the Notes, is almost entirely dependent upon the earnings of its subsidiaries and the distribution of those earnings or upon loans or other payment of funds by those subsidiaries to Wireless. Wireless' subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, loans or other payments. See
"-- Inability of PageMart to Provide Financial Support to Wireless."

     Because Wireless' subsidiaries have not guaranteed the payment of principal of or interest on the Notes, any right of Wireless to receive assets of any of its subsidiaries upon its liquidation or reorganization (and the consequent right of the holders of the Notes to participate in the distribution of or realize proceeds from those assets) will be effectively subordinated to the claims of such subsidiary's creditors (including trade creditors and holders of debt issued by such subsidiary), except to the extent that Wireless is itself a creditor of such subsidiary, in which case the claims of Wireless would still be subordinated to any security interest in the assets of such subsidiary and indebtedness of such subsidiary senior to that held by Wireless. At March 31, 1997, the subsidiaries of Wireless had approximately $186.0 million of indebtedness and other liabilities effectively senior to the Notes (including the 12 1/4% Senior Discount Exchange Notes due 2003 of PageMart (the "12 1/4% Notes")), none of which is secured. Although the Indenture and the indenture relating to the 12 1/4% Notes (the "12 1/4% Indenture") impose certain limitations on the ability of PageMart and its subsidiaries to incur additional indebtedness, neither the Indenture nor the 12 1/4% Indenture limits the amount of indebtedness of PageMart owed to vendors that is related to financing purchases of inventory or equipment, nor the extent of liens that may be granted to such vendors to secure such indebtedness.

INABILITY OF PAGEMART TO PROVIDE FINANCIAL SUPPORT TO WIRELESS

     The 12 1/4% Indenture prohibits PageMart from paying any dividends or making other distributions on its capital stock, making loans to Wireless, merging or consolidating with Wireless or assuming or guaranteeing any obligations of Wireless unless PageMart is in compliance with certain interest coverage ratios and certain other requirements. The 12 1/4% Indenture currently does not permit dividends or distributions to be paid on PageMart's capital stock owned by Wireless. See "Description of Certain Indebtedness." Accordingly, until the maturity of the indebtedness under the 12 1/4% Notes (the last payment of which is scheduled to occur on November 1, 2003), earlier repayment of such indebtedness or compliance with the requirements of such debt instruments, Wireless will be unable to use any amount of cash generated by the operations of PageMart and its subsidiaries. Cash interest on the Notes will not be payable until August 1, 2000. The ability of Wireless to pay principal of, or interest on, the Notes may depend upon the ability of PageMart to pay dividends, or otherwise loan, advance or transfer funds, to Wireless or, if PageMart is then unable to provide sufficient funds to Wireless, the ability of Wireless to refinance the 12 1/4% Notes or the Notes, obtain additional debt or equity

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

financing or obtain amendments to such debt instruments. Wireless' ability to refinance the 12 1/4% Notes or the Notes will depend, in part, on its financial condition at the time and the covenants and other provisions in its debt agreements. See "-- High Leverage; Deficiency of Earnings to Cover Fixed Charges; Restrictive Covenants." No assurance can be given that Wireless will be able to refinance the 12 1/4% Notes or the Notes on terms acceptable to it or at all. Further, the terms of any indebtedness incurred in connection with any such refinancing may be less favorable to Wireless than those of the 12 1/4% Notes or the Notes and may also limit Wireless' operating flexibility or liquidity.

HIGH LEVERAGE; DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES; RESTRICTIVE COVENANTS

     The Company is highly leveraged, primarily as a result of debt financing incurred to fund the construction of the Company's nationwide operations infrastructure, the growth of its subscriber base and to finance the acquisition of the Narrowband Personal Communications Service Licenses ("NPCS Licenses"). At March 31, 1997, the Company's long-term debt was $248.9 million and its stockholders' deficit was $1.5 million. In addition, the accretion of original issue discount on the Company's outstanding indebtedness will cause an increase in indebtedness of $94.9 million by 2000. The Company's deficiency of earnings before fixed charges to cover fixed charges for the three months ended March 31, 1997 was $12.1 million and for each of the three years ended December 31, 1994, 1995 and 1996, was $45.8 million, $53.1 million and $48.6 million, respectively. See "Selected Historical Financial and Operating Data."

     The Indenture and the 12 1/4% Indenture contain certain restrictive covenants. Such restrictions affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness, make prepayments of certain indebtedness, pay dividends, make investments, engage in transactions with stockholders and affiliates, issue capital stock of restricted subsidiaries, create liens, sell assets and engage in mergers and consolidations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Description of the Certain Indebtedness -- 12 1/4% Notes" and "Description of the Notes -- Covenants."

NO ASSURANCE THAT GROWTH STRATEGY WILL BE ACHIEVED

     The successful implementation of the Company's one-way messaging services strategy to increase cash flow through the expansion of its subscriber base is necessary for the Company to meet its capital expenditures, working capital and debt service requirements. The Company expects to continue to incur operating losses for the next several years. The Company's strategy assumes that the paging and one-way wireless messaging industry will continue to grow rapidly, and that the Company will continue to grow substantially faster than the industry. The Company does not expect to continue to grow at its historical rate, and there can be no assurance that the Company will be able to achieve the growth contemplated by its business strategy. If such growth is not achieved, the Company may not be able to make required payments on its outstanding indebtedness and may have to refinance its outstanding indebtedness in order to repay such obligations. No assurance can be given that the Company will be able to refinance its outstanding indebtedness. In addition, as the Company begins development and implementation of two-way services, the Company expects to make substantial additional capital expenditures and sustain significant operating losses, which will require additional debt or equity financing from sources which may include joint venture arrangements. There can be no assurance that such financing will be available to the Company on reasonable terms, or at all. The Company will incur significant expenses and make substantial investments associated with its two-way services prior to the time any significant revenues from such services are generated. See "-- Risks of Implementation and Financing of Two-Way Services" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

ASSETS PLEDGED TO SECURE OTHER DEBT

     Neither the Indenture nor the 12 1/4% Indenture limits the amount of indebtedness of PageMart owed to vendors that is related to financing purchases of inventory or equipment nor the extent of liens that may be granted to such vendors to secure such indebtedness. The Indenture also permits Wireless to grant liens to secure up to $50 million of indebtedness under working capital or revolving credit facilities. In the event of a

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

default on the Notes, or a bankruptcy, liquidation or reorganization of the Company, such assets will be available to satisfy obligations of the secured debt before any payment could be made on the Notes. Accordingly, there may only be a limited amount of assets available to satisfy any claims of the holders of the Notes upon an acceleration of the Notes. In addition, to the extent that the value of such collateral is insufficient to satisfy such secured indebtedness, amounts remaining outstanding on such secured indebtedness would be entitled to share pari passu with the Notes with respect to any other assets of Wireless.

COMPETITIVE MARKET

     The Company faces significant competition in all of its markets. Many of the Company's competitors, which include regional and national paging companies and certain regional telephone companies, possess significantly greater financial, technical and other resources than the Company. If any of such companies were to devote additional resources to the paging or other wireless messaging businesses or focus its strategy on the Company's marketing and product niches, the Company's results of operations could be adversely affected. Some of these larger competitors may also be able to use their substantial financial resources to increase the already substantial pricing competition in the markets in which the Company operates, which may have an adverse effect on the Company's results of operations. For competitive and marketing reasons, the Company generally sells each new unit for less than its acquisition cost. In addition, a number of paging carriers have constructed or are in the process of constructing nationwide paging networks that offer services similar to the Company's services, including the provision of two-way messaging.

     Industry reports indicate, and the Company believes, that the retail distribution of pagers has become increasingly common in the paging industry. Retail distribution is a key element of the Company's business strategy. Retail distributors have typically selected only one paging carrier for their stores, and the Company faces competition in its efforts to place units through retail distributors. If the Company is unable to maintain its current sales relationships with retail distributors or obtain new sales relationships with other retail distributors, it may not be able to achieve the growth contemplated by its business strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

ADVERSE EFFECT OF SUBSCRIBER DISCONNECTIONS

     The results of operations of paging service providers such as the Company are significantly affected by subscriber disconnections. In order to realize net growth in units in service, disconnected users must be replaced, and additional users must be added. However, the sales and marketing costs associated with attracting new subscribers are substantial relative to the costs of providing service to existing customers, and expenses associated with each new unit placement exceed the sales price and service initiation fee received by the Company. Because the paging business is characterized by high fixed costs, disconnections directly and adversely affect operating income. In addition, because the Company plans to sell an increasing number of its units through retail distribution channels, the Company's overall rate of disconnections may increase since the Company expects that subscribers who purchase pagers through retail outlets will tend to cancel their subscriptions at a higher rate than subscribers obtained through other distribution channels. The Company's average monthly disconnection rates for the twelve months ended December 31, 1995, December 31, 1996 and the three months ended March 31, 1997 were 2.5%, 2.4% and 2.3% per month, respectively. An increase in its rate of disconnections would adversely affect the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- General."

RISKS OF IMPLEMENTATION AND FINANCING OF TWO-WAY SERVICES

     In the Federal Communications Commission ("FCC") NPCS auctions, the Company acquired a total of 100 kHz of forward frequency and 50 kHz of return frequency nationwide. Specifically, the Company acquired a 50 kHz unpaired nationwide NPCS license (the "Nationwide Narrowband License") and five 50/50 kHz paired regional NPCS licenses (the "Regional Narrowband Licenses" or collectively, with the Nationwide Narrowband License, the NPCS Licenses). These acquired licenses could be utilized to offer two-way messaging services or, if two-way messaging services are not fully implemented, to expand the Company's existing one-way transmission capacity.

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

     The development and implementation of two-way services will require the application of new technology and the construction of a transmission network, in addition to the network used in the Company's existing one-way messaging business. Existing two-way wireless data services have had only limited market acceptance. There can be no assurance that two-way services will be commercially viable, and the success of two-way services could be affected by matters beyond the Company's control such as the future cost of infrastructure and subscriber equipment, technological changes in wireless messaging services, marketing and pricing strategies of competitors, regulatory developments and general economic conditions.

     As the Company begins development and implementation of NPCS services, the Company expects to incur significant additional operating losses during the start-up phase for such services, and it will be necessary for the Company to make substantial investments. The Company anticipates requiring additional sources of capital to fund the construction of a two-way messaging network, including expenditures relating to the buildout requirements of the FCC. The Company anticipates investing $75 to $100 million to test and construct a two-way transmission network. Thereafter, the Company anticipates that its two-way operations may require up to $100 million of additional investment to fund operations, marketing and to add capacity to the network as the Company's two-way customer base grows. The Company expects to require additional financing to complete the buildout, which may include entering joint venture arrangements, however there can be no assurance that sufficient financing will be available to the Company. The Company's ability to incur indebtedness is limited by the covenants contained in the Indenture, the 12 1/4% Indenture and the Revolving Credit Agreement (as defined herein) and as a result, any additional financing may need to be in the form of new equity capital. The Company does not anticipate any significant revenues from two-way services during 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

DEPENDENCE ON KEY PERSONNEL

     The success of the Company will be dependent, to a significant extent, upon the continued services of the key executive officers of the Company. The Company does not have employment agreements with any of its current executive officers, although all current executive officers have entered into non-competition agreements with the Company. The loss or unavailability of one or more of its executive officers or the inability to attract or retain key employees in the future could have an adverse effect upon the Company's operations.

TECHNOLOGICAL CHANGES

     The telecommunications industry is characterized by rapid technological change. Future technology advances in the industry may result in the availability of new services or products that could compete directly with the paging and other wireless messaging services that are currently provided or are being developed by the Company. Changes in technology could also lower the cost of competitive products and services to a level where the Company's products and services become less competitive or the Company is required to reduce the prices of its services. The Company expects to respond to technological changes by continuing to make investments in new and improved systems and related service capability.

     Several wireless two-way communication technologies, including cellular telephone service, broadband personal communications services, specialized mobile radio, low-speed data networks and mobile satellite services, are currently in use or under development. Although these technologies are currently more expensive than paging services or are not yet broadly available, future implementation and technological improvements could result in increased capacity and efficiency for wireless two-way communication and, accordingly, could result in increased competition for the Company. Some of these service providers are bundling paging services with two-way voice service in a combined handset. Large manufacturers dominate technological development in the wireless communications industry, and changes in their methods of distributing one-way wireless messaging products could reduce the Company's access to technology and may have an adverse effect on the Company's operations. There can be no assurance that the Company will not be adversely affected by such technological change. See
"-- Dependence on Key Suppliers."

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

DEPENDENCE ON KEY SUPPLIERS

     The Company does not manufacture any of the pagers used in its paging operations. The Company buys pagers primarily from Motorola, Inc. ("Motorola") as well as some other manufacturers and therefore is dependent on such manufacturers to obtain sufficient pager inventory for new subscriber and replacement needs. In addition, the Company has acquired terminals and transmitters primarily through vendor financing agreements with Motorola and Glenayre Technologies, Inc. ("Glenayre") and thus is dependent on such manufacturers for sufficient terminals and transmitters to meet its expansion and replacement requirements. There can be no assurance that the Company will not experience significant delays in obtaining pagers, terminals or transmitters in the future. The Company has never had a pager supply agreement with Motorola or any other pager manufacturer and there can be no assurance that either Motorola or Glenayre will enter into any new vendor financing agreements with the Company or that the terms and conditions of any new agreement will be as favorable to the Company as under past agreements. Although the Company believes that sufficient alternative sources of pagers, terminals and transmitters exist, there can be no assurance that the Company would not be adversely affected if it were unable to obtain these items from current supply sources or on terms comparable to existing terms.

POTENTIAL FOR CHANGE IN REGULATORY ENVIRONMENT

     The Company and the wireless communications industry are subject to regulation by the FCC and various state regulatory agencies. Under prior law and regulations, in situations involving mutually exclusive applications, FCC licenses were issued through a system of lotteries and comparative hearings. The Omnibus Budget Reconciliation Act of 1993 (the "Budget Act") amended the Communications Act of 1934, as amended (the "Communications Act"), to authorize the FCC to utilize a system of competitive auctions to issue licenses for the use of frequencies for which there are mutually exclusive applications, where the principal use of the license will be to offer service in return for compensation from subscribers. Implementation of the auction procedures has made expansion of the Company's operations more costly.

     The Budget Act also amended the Communications Act by eliminating many of the regulatory distinctions governing mobile service providers. The FCC implemented the new law by creating a new regulatory category called "commercial mobile radio services" ("CMRS"), which includes most paging providers previously operating as either radio common carriers ("RCCs") or private carrier paging operators ("PCPs"), including the Company. The FCC adopted new rules to govern regulation of this new category, which became effective in August 1996. As a result of the new rules, PCP licensees such as the Company have additional obligations. For example, these licensees must provide connection upon reasonable request, must not engage in any unreasonably discriminatory practices and will be subject to complaints regarding any unlawful practices. PCP licensees will also be subject to provisions that authorize the FCC to provide remedial relief to an aggrieved party upon finding of a violation of the Communications Act and related consumer protection provisions.

     From time to time, legislation and regulations which could potentially adversely affect the Company are proposed by federal and state legislators and regulators. Legislation is currently in effect in Texas requiring paging companies to contribute a portion of their taxable revenues to a Telecommunications Infrastructure Fund created by the state legislature. Management does not believe that the Texas law will have a material adverse affect on the Company's operations. The FCC recently released regulations implementing the universal service fund provisions of the Communications Act. Beginning January 1, 1998, paging companies will be required to contribute to this fund on the basis of interstate and intrastate telecommunications revenues from end-users; additional obligations, based on interstate revenues, will commence on January 1, 1999. The size of the fund and the percentage assessments that will be levied on telecommunications carriers are being determined in an ongoing FCC proceeding. Petitions for review of the FCC's universal service order have been filed with federal appellate courts. In addition, FCC regulations requiring long-distance carriers to compensate pay telephone providers for 800 number and access code calls are currently being reviewed by the U.S. Court of Appeals for the District of Columbia Circuit; the Company is among those that have petitioned for review by the court. If the court allows these FCC regulations to stand, it is likely that long-distance companies will pass along a portion of their costs for these calls to paging company subscribers. Management does not believe that either of these FCC actions, if and when they take effect, will have an adverse effect on the Company's operations. In connection with an ongoing dispute with various local exchange carriers ("LECs") over the interpretation of FCC regulations governing compensation for interconnection, the Company has made certain payments to the LECs under protest or withheld payment entirely pending resolution by the FCC. One LEC has asked the FCC to "clarify" the disputed regulations, and the Company has filed comments in support of its position that no compensation is due to the LECs for such interconnection. The Company has maintained reserves for payments that the LECs claim are due, but that the Company is presently withholding. However, there can be no assurance that Federal or other state legislation will not be adopted, or that the FCC or the various state agencies will not adopt regulations or take other actions, that would adversely affect the business of the Company.

RESTRICTIONS ON FOREIGN OWNERSHIP

     Under existing law, except in extraordinary circumstances, no more than 25% of the Company's capital stock may be owned, directly or indirectly, or voted by non-U.S. citizens or their representatives, a foreign government or its representatives, or a foreign corporation. If the foreign ownership of the Company were to exceed 25%, the FCC could revoke the Company's FCC licenses if the FCC found the public interest would be served by such revocation, although the Company could seek approval from the FCC for the additional foreign ownership or take other actions to reduce the Company's percentage of foreign ownership in order to avoid the loss of its licenses. The Company's certificate of incorporation authorizes the Board of Directors to cause the Company to redeem its equity securities owned by foreigners at their then current market value (determined as set forth in the certificate of incorporation) in order to ensure compliance with the rules, regulations and policies of the FCC. Based on currently available information, the Company estimates that its foreign ownership is approximately 22%. However, this percentage is subject to change at any time upon any transfer of direct or indirect ownership of the Company's Common Stock. These restrictions on foreign ownership could also adversely affect the ability of the Company to attract additional equity financing from entities that are, or are owned by, non-U.S. persons.

RISKS OF INTERNATIONAL OPERATIONS

     The Company intends to continue to expand internationally. Recently, the Company was successful in obtaining licenses for frequencies with its foreign partners in Canada and the Bahamas. The Company has also signed network affiliation agreements with leading paging providers in Mexico, El Salvador, Guatemala, Honduras, Costa Rica and Panama. The Company may seek joint venture partners in certain countries, in particular where domestic regulations prohibit foreign control of telecommunications companies. The Company will need to obtain licenses for frequencies in any foreign country in which it seeks to expand and, if the licenses are obtained, to construct or acquire a transmission network and thereafter to begin sales and marketing efforts. However, there can be no assurance that the Company will be able to obtain licenses in foreign countries, that it will be successful in finding joint venture partners or that its foreign operations, if established, will be profitable. Acquiring licenses, constructing or acquiring a transmission network and commencing operations could require the Company to provide funding for such operations and could require the Company to seek additional debt or equity capital. In countries where the Company is or may become a minority holder in a joint venture controlled by another party, such as the Company's existing joint venture in Canada, the success of such joint venture's operations will depend substantially on the efforts of the Company's venture partner and may be impeded if disputes arise between the parties. International operations are subject to various risks not present in domestic operations such as fluctuations in currency exchange ratios, nationalization or expropriation of assets, import/export controls, political instability, variations in the protection of intellectual property rights, limitations on foreign investment, restrictions on the ability to convert currency and the additional expenses and risks inherent in conducting operations in geographically distant locations, with customers speaking different languages and having different cultural approaches to the conduct of business. To mitigate the effects of foreign currency fluctuations on the results of its foreign operations, the Company anticipates utilizing forward exchange contracts and engaging in other efforts to hedge foreign currency transactions. However, there can be no assurance as to the effectiveness of such mitigation efforts in limiting any adverse effects of foreign currency fluctuations on the Company's foreign operations and on the Company's overall results of operations.

SIGNIFICANT OWNERSHIP

     The MSLEF II, MSCP III, Morgan Stanley Capital Investors, L.P., MSVCF, Morgan Stanley Venture Capital Fund II, L.P., Morgan Stanley Venture Capital Fund II, C.V., MSCP 892 Investors, L.P. and Morgan Stanley Venture Investors, L.P. (collectively, the "Morgan Stanley Shareholders") currently own approximately 51.0% of the outstanding Common Stock and 48.7% of the outstanding voting Common Stock. The general partner and/or the managing general partner of each of the general partner of the Morgan Stanley Shareholders is a wholly-owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co. ("MSDWD"). Three of the eight directors of the Company are employees of a wholly-owned subsidiary of MSDWD. As a result of its ownership interest in the Company and certain rights pursuant to the Amended and Restated Agreement among certain Stockholders dated as of May 10, 1996, among the Morgan Stanley Shareholders, the Company and certain other stockholders, the Morgan Stanley Shareholders have a significant influence over the affairs of the Company.

ORIGINAL ISSUE DISCOUNT CONSEQUENCES

     A holder of a Note will be required to include in such holder's income, for Federal income tax purposes, the original issue discount with respect to the Note as it accrues, although no cash payments of interest on the Notes are expected to be made until August 1, 2000. Nevertheless, the Company's deductions with respect to part of such original issue discount will be deferred until the related payments are made by the Company and the remainder of such original issue discount will not be deductible. If a bankruptcy case is commenced by or against the Company under the United States Bankruptcy Code after the issuance of the Notes, the claim of a holder of Notes may be limited to an amount equal to the sum of the issue price as determined by the bankruptcy court and that portion of the original issue discount which is deemed to accrue from the issue date to the date of any such bankruptcy filing.

LACK OF PUBLIC MARKET FOR THE NOTES

     Wireless does not intend to list the Notes on any securities exchange. MS&Co. has indicated to Wireless that it intends to make a market in the Notes, but it is under no obligation to do so and such market-making could be discontinued at any time. No assurance can be given that an active trading market for the Notes will develop. If MS&Co. conducts any market-making activities, it may be required to deliver a "market-making prospectus" when effecting offers and sales in the Notes because of the beneficial ownership of the capital stock of Wireless by affiliates of MS&Co. For so long as a market-making prospectus is required to be delivered, the ability of MS&Co. to make a market in the Notes may, in part, be dependent on the ability of Wireless to maintain a current market-making prospectus.

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

     The following table sets forth summary historical financial information and operating data for each of the five fiscal years ended December 31, 1996 and for the three months ended March 31, 1996 and 1997. The financial information and operating data for each of the five fiscal years ended December 31, 1996 were derived from, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements of the Company and the notes thereto incorporated herein by reference. The financial information and operating data for the three months ended March 31, 1996 and 1997 were derived from the unaudited consolidated financial statements of the Company and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Interim results are not necessarily indicative of results to be expected for the full fiscal year.

                                                                                                      THREE MONTHS
                                                                                                          ENDED
                                                   FISCAL YEAR ENDED DECEMBER 31,                       MARCH 31,
                                      --------------------------------------------------------   -----------------------
                                        1992       1993       1994        1995         1996         1996         1997
                                      --------   --------   --------   ----------   ----------   ----------   ----------
                                                                                                       (UNAUDITED)
                                             (IN THOUSANDS, EXCEPT UNIT, ARPU, PER SUBSCRIBER AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Recurring revenues.................   $  6,668   $ 24,184   $ 56,648   $  101,503   $  153,041   $   33,743   $   46,475
Equipment sales and activation
  fees.............................      9,837     26,483     53,185       57,688       68,551       14,802       15,248
                                      --------   --------   --------   ----------   ----------   ----------   ----------
Total revenues.....................     16,505     50,667    109,833      159,191      221,592       48,545       61,723
Cost of equipment sold.............     10,044     28,230     57,835       63,982       78,896       17,082       18,119
Operating expenses.................     25,584     47,448     85,322      118,557      155,265       34,704       46,060
                                      --------   --------   --------   ----------   ----------   ----------   ----------
Operating loss.....................    (19,123)   (25,011)   (33,324)     (23,348)     (12,569)      (3,241)      (2,456)
Interest expense...................     (2,456)    (6,538)   (12,933)     (30,720)     (35,041)      (8,401)      (9,038)
Interest income....................        529        428        858        1,997        1,140          219          176
Other..............................         --         --       (414)      (1,042)      (2,128)        (195)        (737)
                                      --------   --------   --------   ----------   ----------   ----------   ----------
Net loss...........................   $(21,050)  $(31,121)  $(45,813)  $  (53,113)  $  (48,598)  $  (11,618)  $  (12,055)
                                      ========   ========   ========   ==========   ==========   ==========   ==========
Net loss per common share..........   $  (1.24)  $  (1.51)  $  (1.72)  $    (1.53)  $    (1.30)  $    (0.33)  $    (0.30)
Weighted average number of common
  shares and share equivalents
  outstanding......................     16,962     20,627     26,574       34,653       37,462       34,688       39,847

BALANCE SHEET DATA (AT PERIOD END):
Current assets.....................   $ 13,365   $ 51,279   $ 44,397   $   62,535   $   70,572   $   53,165   $   62,927
Total assets.......................     30,772     78,773    142,059      263,829      313,620      262,848      308,903
Current liabilities................     14,754     20,198     37,966       56,508       62,503       61,288       61,525
Long-term debt, less current
  maturities.......................     25,059     78,359     92,632      219,364      240,687      225,210      248,877
Stockholders' equity (deficit).....     (9,041)   (19,784)    11,461      (12,043)      10,430      (23,650)      (1,499)

OTHER DATA:
Units in service (at period end)...    117,034    327,303    772,730    1,240,024    1,859,407    1,374,146    2,013,142
Net subscriber additions...........     64,909    210,269    445,427      467,294      619,383      134,122      153,735
ARPU(1)............................   $   8.66   $   9.81   $   8.64   $     8.62   $     8.04   $     8.61   $     8.04
Operating profit (loss) before
  selling expenses per subscriber
  per month(2).....................     (12.69)      (.98)       .90         2.11         2.25         2.23         2.27
Selling expenses per net subscriber
  addition(3)......................        157         91         81           91           87           86          103
EBITDA(4)..........................    (16,499)   (19,930)   (25,219)     (10,076)       8,623        1,007        4,393
Capital expenditures...............     13,729     10,810     16,719       33,503       63,804       11,779       10,020
NPCS Licenses acquired(5)..........         --         --     58,885       74,079           --           --           --
Depreciation and amortization......      2,624      5,081      8,105       13,272       21,192        4,248        6,849
Deficiency of earnings to fixed
  charges(6).......................    (21,050)   (31,121)   (45,813)     (53,113)     (48,598)     (11,618)     (12,055)

                                        (Footnotes appear on the following page)

---------------

(1) ARPU is calculated by dividing (i) recurring revenues, consisting of fees for airtime, voice mail, customized coverage options, excess usage fees and other recurring revenues and fees associated with the subscriber base for the quarter by (ii) the average number of domestic units in service for the quarter. For the fiscal year periods, ARPU is stated as the monthly average for the final quarter of the year.

(2) Operating profit (loss) before selling expenses (selling expenses include loss on sale of equipment) per subscriber for the Company's one-way operations is calculated by dividing (i) recurring revenues less technical expenses, general and administrative expenses, and depreciation and amortization for the quarter by (ii) the average number of domestic units in service for the quarter. Stated as the monthly average for the final quarter of the year for the fiscal year periods.

(3) Selling expenses per net subscriber addition for the Company's domestic one-way operations is calculated by dividing (i) selling expenses, including loss on sale of equipment for the period by (ii) the net domestic subscriber additions for the period.

(4) EBITDA represents earnings (loss) before interest, taxes, depreciation and amortization. EBITDA is a financial measure commonly used in the paging industry. EBITDA is not derived pursuant to GAAP and therefore should not be construed as an alternative to operating income, as an alternative to cash flows from operating activities (as determined in accordance with GAAP) or as a measure of liquidity. The calculation of EBITDA does not include the commitments of the Company for capital expenditures and payment of debt and should not be deemed to represent funds available to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the financial operations and liquidity of the Company as determined in accordance with GAAP.

(5) Reflects the acquisition of the NPCS Licenses in the FCC NPCS auctions.

(6) For purposes of calculating the deficiency of earnings to fixed charges, (i) earnings is defined as net loss plus fixed charges and (ii) fixed charges is defined as interest expense plus amortization of debt expense plus the interest portion of rental and lease expense.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This discussion should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto incorporated herein by reference.

     When used in this discussion, the words "estimate," "project," "plan," "expect" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

GENERAL

     The Company has constructed and operates a wireless messaging and communications network and provides paging and other one-way wireless messaging services to its subscribers. In addition, the Company sells and distributes wireless messaging equipment to subscribers, retailers and resellers. The Company earns recurring revenues from each subscriber in the form of fixed periodic fees and incurs substantial operating expenses in offering its services, including technical, customer service and general and administrative expenses. See "-- Management's Presentation of Results of Operations."

     Since commencing operations in 1990, the Company has invested heavily in its one-way wireless communications network and administrative infrastructure in order to establish nationwide coverage, sales offices in major metropolitan areas, customer service call centers and centralized administrative support functions. The Company incurs substantial fixed operating costs related to its one-way wireless communications infrastructure, which is designed to serve a larger subscriber base than the Company currently serves in order to accommodate growth. In addition, the Company incurs substantial costs associated with new subscriber additions. As a result, the Company has generated significant net operating losses for each year of its operations. See "-- Management's Presentation of Results of Operations."

     The Company's strategy is to expand its subscriber base to increase profitability and cash flow through greater utilization of its nationwide wireless communications network. From January 1, 1992 to March 31, 1997, the number of units in service increased from 52,125 to 2,013,142. None of the Company's growth is attributable to acquisitions. Given its growth strategy and the substantial associated selling and marketing expenses, the Company expects to continue to generate operating losses in 1997 from its one-way wireless communications business. In addition, the Company began testing and development of two-way wireless messaging services in 1996 and plans to continue the development and implementation in 1997 and 1998, and expects to incur additional operating losses during the start-up phase for such services. The Company does not anticipate any significant revenues from two-way services during 1997, however, it expects to generate revenues with respect to two-way services in 1998. See "Risk Factors -- Risks of Implementation and Financing of Two-Way Services." The Company's ability to generate operating income is primarily dependent on its ability to attain a sufficiently large installed subscriber base that generates recurring revenues which offset the fixed operating costs of its wireless networks, administration and selling and marketing expenses. The Company intends to achieve this growth by promoting its customized paging and other wireless messaging services through its national sales offices, retail distribution channels, private brand strategic alliances with GTE Corporation, Southwestern Bell Mobile Systems, AT&T Wireless Services, Ameritech Mobile Services, Inc. and long distance reseller EXCEL Communications, Inc., and international expansion.

     Unlike most other paging carriers, the Company sells, rather than leases, substantially all of the messaging equipment used by its subscribers. As a result, the Company has much less capital invested in messaging equipment than other paging carriers since it recoups a substantial portion of messaging equipment costs upon sale to retailers and subscribers. This results in significantly lower capital expenditures and depreciation expense than if the Company leased such equipment to its subscribers. In addition, the Company's financial results are much different than other paging carriers that lease messaging equipment to subscribers because the Company recognizes the cost of messaging equipment sold in connection with adding new subscribers at the time of sale rather than capitalizing and depreciating the cost of messaging equipment over periods ranging from three to five years as occurs with paging carriers that lease messaging equipment to subscribers. In addition, the Company's retail distribution strategy results in the recognition of expenses associated with messaging equipment sales and other sales and marketing expenses in advance of new subscribers being added to the base and generating revenues (as retailers carry inventory).

     The Company sells its messaging equipment through multiple distribution channels, including direct sales, third-party resellers, private brand strategic alliances and local and national retail stores. Selling and marketing expenses are primarily attributable to compensation paid to the Company's sales force, advertising and marketing costs and to losses resulting from the fact that, for competitive and marketing reasons, the Company generally sells each new unit for less than its acquisition cost. The Company's accounting practices result in selling and marketing expenses, including loss on sale of equipment, being recorded at the time a unit is sold. Units sold by the Company during a given month may exceed units activated and in service due to inventory stocking and distribution strategies of the retailers. As a result, selling and marketing expenses per net subscriber addition may fluctuate from period to period.

     The Company derives its recurring revenue primarily from fixed periodic fees for services that are not generally dependent on usage. Consequently, the Company's ability to recoup its initial selling and marketing costs, to meet operating expenses and to achieve profitability is dependent on the average length of each customer's subscription period. As long as a subscriber continues to utilize the Company's service, operating results benefit from the recurring payments of the fixed fees without the incurrence of additional selling expenses by the Company. Conversely, operating results are adversely affected by customer disconnections. Each month a percentage of the Company's existing customers have their service terminated for a variety of reasons, including failure to pay, dissatisfaction with service and switching to a competing service provider. The Company's average monthly disconnection rates for the years ended December 31, 1994, 1995, and 1996 and the three months ended March 31, 1997 were 3.4%, 2.5%, 2.4% and 2.3%, respectively.

     Approximately 90% of the Company's ARPU is attributable to fixed fees for airtime, coverage options and features. A portion of the remainder of additional ARPU is dependent on usage.

RESULTS OF OPERATIONS

     The Company's principal operations to date are its domestic one-way wireless messaging division. The following discussion of results of operations analyzes the results of the Company's one-way wireless messaging operations, unless otherwise indicated.

     Certain of the following financial information is presented on a per unit basis. Management of the Company believes that such a presentation is useful in understanding the Company's results because it is a meaningful comparison period to period given the Company's growth rate and the significant differences in the number of subscribers of other paging companies.

  THREE MONTHS ENDED MARCH 31, 1996 AND 1997

     Units in Service

     Units in service from domestic operations were 1,374,146 and 2,001,525 as of March 31, 1996 and 1997, respectively, representing an annual growth rate of 46%. In addition, for the three months ended March 31, 1997, PageMart Canada Limited ("PageMart Canada") added 6,092 subscribers. As a result of its ownership interest in PageMart Canada, the Company's proportional share of net subscriber additions from PageMart Canada was 3,655 units for the three months ended March 31, 1997. The Company has experienced strong growth in units in service due primarily to the success of its sales and marketing strategies in the direct sales, national retail and private brand strategic alliance programs.

     Revenues

     Revenues for the three months ended March 31, 1996 and 1997 were $48.5 million and $61.7 million, respectively. Recurring revenues for airtime, voice mail, and other services for same periods were $33.7 million and $46.5 million, respectively. Revenues from equipment sales and activation fees for the three months ended March 31, 1996 and 1997 were $14.8 million and $15.2 million, respectively. The increases in recurring revenues and revenues from equipment sales and activation fees were primarily due to the rapid growth in the number of units in service. The increase in equipment sales during 1997 was somewhat offset by a decline in the average price per unit sold. The Company expects equipment prices per unit generally to remain constant or decline only slightly as sales volumes increase.

     The Company's ARPU was $8.61 and $8.04 in the first quarter of 1996 and 1997, respectively. Over the past year, the Company's ARPU has decreased primarily as a result of an increase in subscribers added through private brand strategic alliance and third-party reseller channels. This decrease in ARPU has been offset somewhat by a higher mix of multi-city, regional and nationwide services as well as increased sales of other value-added services such as voice mail and toll-free numbers. Management anticipates that the Company's ARPU will decline in the foreseeable future due to a continued higher mix of subscribers added through private brand strategic alliance programs which yield lower ARPU. ARPU is lower for subscribers added through private brand strategic alliances and third-party resellers because these are generally high volume customers that are charged wholesale airtime rates. However, because private brand strategic alliance partners and third-party resellers are responsible for selling and marketing costs, billing, collection and other administrative costs associated with end-users, the Company incurs substantially lower marketing and administrative costs with respect to such subscribers.

     Cost of Equipment Sold

     The cost of equipment sold for the three months ended March 31, 1996 and 1997 was $17.1 million and $18.1 million, respectively. The change in 1997 was primarily due to an increase in the number of units sold. The Company expects pager costs generally to remain constant, with modest reductions in cost to the Company as a result of volume purchases. Management anticipates that loss on equipment sold will generally remain constant on a per unit basis for the foreseeable future.

     Operating Expenses

     Technical expenses were $8.1 million and $10.8 million for the three months ended March 31, 1996, and 1997, respectively. The increase was primarily due to increased telecommunications and site expenses associated with servicing the Company's expanded network and larger subscriber base. On an average monthly cost per unit in service basis, technical expenses were $2.06 and $1.86 in the first quarter of 1996 and 1997, respectively. The per unit decrease was the result of increased operating efficiencies and economies of scale experienced with the growth of the Company's subscriber base. During the three months ended March 31, 1997, the Company incurred $4,000 in technical expenses associated with the development of its two-way wireless messaging services.

     Selling expenses for the three months ended March 31, 1996 and 1997 were $9.4 million and $12.7 million, respectively. This increase resulted from greater marketing and advertising costs related to the growth in units sold, as well as from increased sales compensation because of the addition of sales personnel in new and existing operating markets. During the first quarter of 1996 and 1997, the Company added 134,122 and 150,080 net new domestic units in service, respectively. Sales and marketing employees increased from 486 at March 31, 1996 to 530 at March 31, 1997. Management views the net loss on equipment sold to be a component of selling and marketing expenses incurred to add new subscribers. See "-- Management's Presentation of Results of Operations." Selling and marketing expenses per net subscriber addition (including loss on equipment sales) were $86 and $103 for the three months ended March 31, 1996 and 1997, respectively. This increase was due to losses recognized on the sale of pagers due to stocking a large number of new retail outlets in first quarter 1997 including 1,858 new outlets for RadioShack(R). The losses are recognized when pagers are shipped to the retailers, usually before the units are placed into service; thus, increasing selling expenses per net subscriber addition. Selling expenses are also expected to be higher than average during the second quarter of 1997 due to stocking the remainder of the RadioShack(R) outlets. During the three months ended March 31, 1997, the Company incurred $94,000 in selling expenses associated with its international operations (including loss on sale of equipment).

     General and administrative expenses (including costs associated with customer service, field administration and corporate headquarters) in the first quarter of 1996 and 1997 were $12.9 million and $15.8 million, respectively. This increase was attributable to the Company's expansion of its customer service call centers and continued expansion in new and existing markets to support the growing subscriber base which required additional office space, administrative personnel and customer service representatives. On an average cost per month per unit in service basis, general and administrative expenses were $3.29 and $2.73 in the first quarter of 1996 and 1997, respectively. The per unit decrease was a result of increased operating efficiencies and economies of scale achieved through the growth of the Company's subscriber base. During the three months ended March 31, 1997, the Company incurred $13,000 in general and administrative expenses associated with the development of its two-way wireless messaging services.

     Depreciation and amortization for the three months ended March 31, 1996 and 1997 were $4.2 million and $6.8 million, respectively. The increase resulted from the expansion to date of the Company's network infrastructure including transmitter and terminal equipment, as well as the purchase and development of a new centralized administrative system in 1996 and the first three months of 1997. As an average cost per month per unit in service, depreciation and amortization was $1.08 and $1.19 for the three months ended March 31, 1996 and 1997, respectively. During the three months ended March 31, 1997, the Company incurred $41,000 in depreciation expenses associated with the development of its two-way wireless messaging services.

     Interest Expense

     Consolidated interest expense increased from $8.4 million in the first quarter of 1996 to $9.0 million in the first quarter of 1997. The increase in 1997 was primarily the result of increased interest expense related to the 12 1/4% Notes and the Notes. Interest expense related to the 12 1/4% Notes was $3.2 million and $3.6 million in the first quarter of 1996 and 1997, respectively. Interest expense related to the Notes was $4.4 million and $4.8 million in the first quarter of 1996 and 1997, respectively.

     Net Loss

     The Company sustained consolidated net losses in the first quarter of 1996 and 1997 of $11.6 million and $12.1 million, respectively, principally due to the cost of funding the growth rate of the Company's subscriber base which resulted in an increase in units sold, selling and marketing expenses, operating expenses and interest expense.

  FISCAL YEARS 1994, 1995 AND 1996

     Units in Service

     Units in service were 772,730, 1,240,024 and 1,851,445 as of December 31, 1994, 1995 and 1996, respectively. This represents an annual growth rate of 60% and 49% in 1995 and 1996, respectively. In addition, for the year ended December 31, 1996, PageMart Canada added 13,270 subscribers. As a result of its ownership interest in PageMart Canada, the Company's proportional share of the units in service of PageMart Canada was 7,962 units at December 31, 1996. The Company has experienced strong growth in units in service due primarily to the success of its sales and marketing strategies in the direct sales, national retail and third-party reseller channels, as well as from private brand strategic alliance programs.

     Revenues

     Revenues for the fiscal years 1994, 1995 and 1996 were $109.8 million, $159.2 million and $221.6 million, respectively. Recurring revenues for airtime, voice mail and other services for the same periods were $56.6 million, $101.5 million and $153.0 million, respectively. Revenues from equipment sales and activation fees for 1994, 1995 and 1996 were $53.2 million, $57.7 million and $68.6 million, respectively. The increases in recurring revenues and revenues from equipment sales and activation fees were primarily due to rapid growth in the number of units in service. The increase in equipment sales during 1996 was somewhat offset by a decline in the average price per unit sold. The Company expects equipment prices per unit generally to remain constant or decline slightly as sales volumes increase.

     The Company's ARPU was $8.64, $8.62 and $8.04 in the final quarter of 1994, 1995 and 1996, respectively. Over the past twelve months, the Company's ARPU has decreased primarily as a result of an increase in subscribers added through private brand strategic alliance and third-party reseller channels. This decrease in ARPU has been offset somewhat by a higher mix of multi-city, regional and nationwide services as well as increased sales of other value-added services such as voice mail and toll-free numbers. Management anticipates that the Company's ARPU will decline in the foreseeable future due to a continued higher mix of subscribers added through private brand strategic alliance programs which yield lower ARPU. ARPU is lower for subscribers added through private brand strategic alliances and third-party resellers because these are generally high volume customers that are charged wholesale airtime rates. However, because third-party resellers and private brand strategic alliance partners are responsible for selling and marketing costs, billing, collection and other administrative costs associated with end-users, the Company incurs substantially lower marketing and administrative costs with respect to such subscribers.

     Cost of Equipment Sold

     The cost of equipment sold in 1994, 1995 and 1996 was $57.8 million, $64.0 million and $78.9 million, respectively. The change in 1996 was a combination of an increase in the number of units sold and slightly lower average pager prices paid to suppliers. The Company expects pager costs generally to remain constant, with modest reductions in cost to the Company as a result of volume purchases. Management anticipates that loss on equipment sold will increase on a per unit basis for the foreseeable future due to increased competition, especially in the national retail channel.

     Operating Expenses

     Technical expenses were $16.2 million, $25.5 million and $36.7 million in 1994, 1995 and 1996, respectively. The increase resulted primarily from the continued expansion of the Company's nationwide network infrastructure, which resulted in greater expenses associated with the addition of new transmitter sites, transmitter and terminal equipment and telecommunications expenses. On an average monthly cost per unit in service basis, technical expenses were $2.45, $2.11 and $1.98 in 1994, 1995 and 1996, respectively. The per unit decreases were the result of increased operating efficiencies and economies of scale experienced with the growth of the Company's subscriber base. During 1996, the Company incurred $297,000 in technical expenses associated with the development of its two-way wireless messaging services.

     Selling expenses in 1994, 1995 and 1996 were $31.3 million, $36.1 million and $42.6 million, respectively. This increase resulted from greater marketing and advertising costs related to the growth in units sold as well as from increased sales compensation because of the addition of sales personnel in new and existing operating markets. During the years ended December 31, 1994, 1995 and 1996, the Company added 445,427, 467,294 and 611,421 net new domestic units in service, respectively. Sales and marketing employees decreased from 450 at December 31, 1994 to 445 at December 31, 1995 and then increased to 552 at December 31, 1996. Management views the net loss on equipment sold to be a component of selling and marketing expenses incurred to add new subscribers. See "-- Management's Presentation of Results of Operations." Selling and marketing expenses per net subscriber addition (including loss on equipment sales) were $81, $91 and $87 for the years ended December 31, 1994, 1995 and 1996, respectively. During the twelve months ended December 31, 1996, the Company incurred $447,000 in selling expenses associated with international operations (including loss on equipment sales).

     General and administrative expenses (including costs associated with customer service, field administration and corporate headquarters) in 1994, 1995 and 1996 were, $29.8 million, $43.4 million and $53.7 million, respectively. This increase was attributable to the Company's expansion of its customer service call centers and continued expansion in new and existing markets to support the growing subscriber base which required additional office space, administrative personnel and customer service representatives. On an average cost per month per unit in service basis, general and administrative expenses were $4.52, $3.59 and $2.89 for fiscal years 1994, 1995, and 1996, respectively. The per unit decreases were a result of increased operating efficiencies and economies of scale achieved through the growth of the Company's subscriber base. During 1996, the Company incurred $341,000 in general and administrative expenses associated with the development of its two-way wireless messaging services.

     Depreciation and amortization in 1994, 1995 and 1996 was $8.1 million, $13.3 million and $21.2 million, respectively. The increases resulted from the expansion of the Company's network infrastructure including transmitter and terminal equipment, as well as the purchase and development of a new centralized administrative system in 1995 and 1996. As an average cost per month per unit in service, depreciation and amortization was $1.23, $1.10 and $1.14 for the years ended December 31, 1994, 1995 and 1996, respectively.

     Interest Expense

     Consolidated interest expense increased from $12.9 million in 1994 to $30.7 million in 1995 and $35.0 million in 1996. The increase in 1995 was primarily the result of the issuance of the Notes in January 1995, increased interest related to the 12 1/4% Notes, as well as increased borrowings under vendor financing agreements. Interest expense related to the 12 1/4% Notes was $10.8 million, $11.8 million and $13.3 million in 1994, 1995 and 1996, respectively. Interest expense related to the Notes was $15.3 million and $18.4 million in 1995 and 1996 respectively.

     Net Loss

     The Company sustained consolidated net losses in 1994, 1995 and 1996 of $45.8 million, $53.1 million and $48.6 million, respectively, principally due to the cost of funding the growth rate of the Company's subscriber base which resulted in an increase in units sold, selling and marketing expenses, operating expenses and interest expense.

MANAGEMENT'S PRESENTATION OF RESULTS OF OPERATIONS

  COMPARISON WITH GAAP PRESENTATION

     The Company's audited Consolidated Financial Statements for the years ended December 31, 1994, 1995 and 1996, included elsewhere in this Prospectus, have been prepared in accordance with GAAP. For internal management purposes, the Company prepares statements of operations that are derived from the Company's GAAP financial statements but are reordered in a format that management uses for its internal review of the Company's performance and that management believes are useful in understanding the Company's results.

     Management believes that operating profit before selling expenses is a meaningful indicator of the profitability of the Company's installed base of units in service because it measures the recurring revenues received for services less the costs (including depreciation and amortization) associated with servicing that installed base. Operating profit before selling expenses per subscriber per month for the Company's one-way operations has grown from $1.45 during the second quarter of 1995 to $2.27 during the first quarter of 1997 due primarily to the Company's increase in subscribers and resulting benefits in economies of scale.

     In addition, selling and marketing expenses (including loss on equipment sold) provide a measure of the costs associated with obtaining new subscribers that the Company needs to generate the incremental recurring revenue necessary to achieve profitability. Under the GAAP presentation, recurring revenues and equipment and activation revenues are aggregated and are not separately compared to the costs associated with each.

     The items included in Management's Presentation of the Results of Operations and their derivation from financial information presented in accordance with GAAP are described below.

          Recurring Revenues. Recurring revenues include periodic fees for airtime, voice mail, customized coverage options, toll-free numbers, excess usage fees and other recurring revenues and fees associated with the subscriber base. Recurring revenues do not include equipment sales revenues or initial activation fees. Recurring revenues are the same under both the management and GAAP presentations.

          Technical Expenses. This item is the same under the management and GAAP presentations.

          General and Administrative Expenses. This item is the same under the management and GAAP presentations.

          Depreciation and Amortization. This item is the same under the management and GAAP presentations.

          Operating Profit Before Selling Expenses. Operating profit before selling expenses under the management presentation is equal to recurring revenues less technical expenses, general and administrative expenses and depreciation and amortization. Operating profit before selling expenses is not derived pursuant to GAAP.

          Selling Expenses. Selling expenses under the management presentation represent the cost to the Company of selling pagers and other messaging units to a customer, and are equal to selling costs (sales compensation, advertising, marketing, etc.) plus costs of units sold less revenues from equipment sales and activation fees. As described above, the Company sells rather than leases substantially all of the one-way messaging equipment used by subscribers. Selling expenses under the management presentation are not derived pursuant to GAAP. Net loss on equipment sales is not included in the GAAP presentation of selling expenses.

          Operating Income (Loss). This item is the same under the management and GAAP presentations.

          EBITDA. EBITDA represents earnings (loss) before interest, taxes, depreciation and amortization. EBITDA is a financial measure commonly used in the paging industry. EBITDA is not derived pursuant to GAAP and therefore should not be construed as an alternative to operating income, as an alternative to cash flows from operating activities (as determined in accordance with GAAP) or as a measure of liquidity. The calculation of EBITDA does not include the commitments of the Company for capital expenditures and payment of debt and should not be deemed to represent funds available to the Company. In the fourth quarter of 1995, the Company's EBITDA from its one-way operations became positive for the first time.

     Selected Quarterly Results of Operations

     The table below sets forth management's presentation of results of one-way domestic operations and other data on a quarterly basis for the eight most recent fiscal quarters. This presentation should be read in conjunction with the Consolidated Financial Statements of the Company and the notes incorporated herein by reference, and should not be considered in isolation or as an alternative to results of operations that are presented in accordance with GAAP (in thousands, except other data).

                                                                     THREE MONTHS ENDED
                           ------------------------------------------------------------------------------------------------------
                            JUNE 30,    SEPT. 30,     DEC. 31,    MARCH 31,      JUNE 30,    SEPT. 30,     DEC. 31,    MARCH 31,
                              1995         1995         1995         1996          1996         1996         1996         1997
                           ----------   ----------   ----------   ----------    ----------   ----------   ----------   ----------
                                                                        (UNAUDITED)
OPERATING DATA:
Recurring revenues.......  $   23,387   $   26,994   $   30,658   $   33,743    $   36,964   $   39,697   $   42,637   $   46,475
Technical expenses.......       6,141        6,842        7,015        7,943         8,783        9,725       10,273       10,765
General and
  administrative
  expenses...............      10,067       11,350       12,243       12,792        13,043       13,668       14,162       15,763
Depreciation and
  amortization...........       3,091        3,469        3,910        4,248         4,942        5,714        6,288        6,808
                           ----------   ----------   ----------   ----------    ----------   ----------   ----------   ----------
Operating profit before
  selling expenses.......       4,088        5,333        7,490        8,760        10,196       10,590       11,914       13,139
Selling expenses(1)......      10,614       10,889       11,181       11,601        12,836       13,588       14,900       15,443
                           ----------   ----------   ----------   ----------    ----------   ----------   ----------   ----------
Operating income
  (loss).................  $   (6,526)  $   (5,556)  $   (3,691)  $   (2,841)   $   (2,640)  $   (2,998)  $   (2,986)  $   (2,304)
                           ==========   ==========   ==========   ==========    ==========   ==========   ==========   ==========
EBITDA...................  $   (3,435)  $   (2,087)  $      219   $    1,407    $    2,302   $    2,716   $    3,302   $    4,504
                           ==========   ==========   ==========   ==========    ==========   ==========   ==========   ==========
OTHER DATA:
Units in service(2)......   1,008,683    1,131,464    1,240,024    1,374,146     1,524,297    1,684,937    1,851,445    2,001,525
Net subscriber
  additions..............     133,739      122,781      108,560      134,122       150,151      160,640      166,508      150,080
ARPU(3)..................  $     8.28   $     8.41   $     8.62   $     8.61    $     8.50   $     8.25   $     8.04   $     8.04
National retail
  outlets................       2,900        3,408        3,411        3,690         4,286        5,025        5,530        7,388
Operating profit before
  selling expenses per
  subscriber per
  month(4)...............  $     1.45   $     1.66   $     2.11   $     2.23    $     2.35   $     2.20   $     2.25   $     2.27
Selling expenses per net
  subscriber
  addition(1)(5).........  $       79   $       89   $      103   $       86    $       85   $       85   $       89   $      103
Capital employed per unit
  in service(6)..........  $       39   $       39   $       40   $       41    $       49   $       49   $       43   $       41

---------------

(1) Includes loss on sale of equipment.

(2) Stated as of the end of each period.

(3) Calculated by dividing recurring revenues for the quarter by the average number of units in service during that quarter. Stated as the monthly average for the quarter.

(4) Calculated by dividing operating profit before selling expenses (selling expenses include loss on sale of equipment) for the quarter by the average number of units in service during that quarter. Stated as the monthly average for the quarter.

(5) Calculated by dividing selling expenses, including loss on sale of equipment, for the quarter by the net subscriber additions for the quarter.

(6) Calculated by dividing total assets (excluding cash, narrowband personal communications services assets and international investments) minus current liabilities (excluding current maturities of long-term debt) at the end of the period, by units in service at the end of the period.

     Supplementary Information

     The following table sets forth supplementary financial information related to the Company's various operations (in thousands):

                                                        FISCAL YEAR ENDED DECEMBER 31, 1995
                                               -----------------------------------------------------
                                               PAGEMART   PAGEMART       PAGEMART       THE COMPANY
                                               ONE-WAY    TWO-WAY     INTERNATIONAL     CONSOLIDATED
                                               --------   --------    -------------     ------------
Revenues.....................................  $159,191   $     --        $   --          $159,191
Operating loss...............................   (22,972)      (376)           --           (23,348)
EBITDA.......................................    (9,700)      (376)           --           (10,076)
Total assets.................................   120,004    140,235         3,590           263,829
Capital expenditures.........................    32,486      1,017            --            33,503

                                                        FISCAL YEAR ENDED DECEMBER 31, 1996
                                               -----------------------------------------------------
                                               PAGEMART   PAGEMART       PAGEMART       THE COMPANY
                                               ONE-WAY    TWO-WAY    INTERNATIONAL(1)   CONSOLIDATED
                                               --------   --------   ----------------   ------------
Revenues.....................................  $221,592   $     --        $   --          $221,592
Operating loss...............................   (11,465)      (657)         (447)          (12,569)
EBITDA.......................................     9,727       (657)         (447)            8,623
Total assets.................................   160,858    151,108         1,654           313,620
Capital expenditures.........................    50,838     12,966            --            63,804

                                                        FISCAL QUARTER ENDED MARCH 31, 1997
                                               -----------------------------------------------------
                                               PAGEMART   PAGEMART       PAGEMART       THE COMPANY
                                               ONE-WAY    TWO-WAY    INTERNATIONAL(1)   CONSOLIDATED
                                               --------   --------   ----------------   ------------
                                                                    (UNAUDITED)
Revenues.....................................  $ 61,723   $     --        $   --          $ 61,723
Operating loss...............................    (2,304)       (58)          (94)           (2,456)
EBITDA.......................................     4,504        (17)          (94)            4,393
Total assets.................................   151,078    156,852           973           308,903
Capital expenditures.........................     4,434      5,586            --            10,020

---------------

(1) Expenses reflected in this table are for the Company's international headquarters operations. The Company accounts for its investments in Canada under the equity method. Consequently, the Company's share of expenses from its Canadian operations are not reflected in this table.

SEASONALITY

     Pager usage is slightly higher during the spring and summer months, which is reflected in higher incremental usage fees earned by the Company. The Company's retail sales are subject to seasonal fluctuations that affect retail sales generally. Otherwise, the Company's results are generally not significantly affected by seasonal factors.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's operations have historically required substantial capital investment for the development and installation of its wireless communications network, the procurement of messaging equipment and expansion into new markets. To date, these investments by the Company have been funded by the proceeds from the issuance of common stock, preferred stock, the 12 1/4% Notes and the Notes, as well as borrowings under vendor financing and revolving credit agreements.

     Capital expenditures were $16.7 million, $33.5 million and $63.8 million for the years ended December 31, 1994, 1995 and 1996, respectively and $10.0 million for the three months ended March 31, 1997. Capital expenditures for 1996 include $34.4 million for the expansion and enhancement of the Company's one-way network, $13.0 million related to the development of two-way messaging services, and $6.4 million for the development of the Company's new administrative system. Capital expenditures for the first quarter of 1997 include approximately $5.6 million related to the development of two-way messaging services,

$2.5 million for the Company's one-way messaging network and $1.9 million for the development of the Company's new administrative system. During October 1996, the Company committed to purchase network infrastructure equipment and related services for use in its two-way network. During December 1995, the Company committed to purchase $40 million in network infrastructure equipment from a significant vendor from December 1, 1995 to October 31, 1999. Through March 31, 1997, the Company had purchased $20.8 million of network infrastructure under this purchase commitment.

     The Company's net cash used in operating activities for the years ended December 31, 1994 and 1995 and provided by operating activities for the year ended December 31, 1996 was $25.5 million, $2.9 million and $3.6 million, respectively, and the Company's net cash used in operating activities for the three months ended March 31, 1997 was $647,000. The increased operating cash flow in 1996 was a result of improved operating results from a larger subscriber base offset by a net investment in working capital. Net cash used in investing activities was $69.1 million, $110.2 million and $64.0 million for the years ended December 31, 1994, 1995 and 1996, respectively and $10.8 million for the three months ended March 31, 1997. Of the $64.0 million used in investing activities in 1996, $63.8 million was for capital expenditures. Of the $10.8 million used in investing activities in the first quarter of 1997, $10.0 million was for capital expenditures. Net cash provided by financing activities, including proceeds from borrowings and issuances of common and preferred stock was $83.5 million, $125.5 million and $56 million for the years ended December 31, 1994, 1995 and 1996, respectively, and $128,000 for the three months ended March 31, 1997. Cash provided in 1995 resulted primarily from the $100.1 million of net proceeds from the issuance of the Notes and non-voting common stock in January 1995. Cash provided in 1996 resulted primarily from $70.5 million in net proceeds received in connection with the initial public offering of the Company's Class A Common Stock (the "Offering"). Long-term obligations, less current maturities, increased by approximately $8.2 million during the three months ended March 31, 1997, $21.3 million during 1996 and $126.7 million during 1995. Net increases in borrowings were $16.5 million, $128.7 million, and $15.8 million for the years ended 1994, 1995 and 1996, respectively. The net increase in borrowings was $8.2 million for the three months ended March 31, 1997. The net increase in 1995 resulted from the issuance of the Notes, the accretion of the 12 1/4% Notes and borrowings under vendor financing agreements. The net increases in borrowings for 1996 and the first quarter of 1997 resulted from the accretion of the 12 1/4% Notes and the Notes.

     In June 1996, the Company sold an aggregate of 6.0 million shares of Class A Common Stock in the Offering at a price to the public of $13 per share. The Company received net proceeds of approximately $70.5 million of which approximately $12.9 million was used to retire vendor debt and $11.9 million was used to repay outstanding loans under the Company's Revolving Credit Agreement (as defined herein).

     As of March 31, 1997, the Company had no amounts outstanding under vendor financing or revolving credit agreements and its indebtedness under the 12 1/4% Notes was $111.4 million and its indebtedness under the 15% Notes was $137.4 million.

     The 12 1/4% Notes, which are unsecured senior obligations of PageMart, mature in 2003 and were issued at a substantial discount from their principal amount at maturity. The accretion of original issue discount on the 12 1/4% Notes will cause an increase in indebtedness from March 31, 1997 to November 1, 1998 of $25.1 million. From and after November 1, 1998, interest on the 12 1/4% Notes will be payable semiannually, in cash.

     The Notes, which are unsecured senior obligations of Wireless, mature in 2005 and were issued at a substantial discount from their principal amount at maturity. The accretion of original issue discount on the Notes will cause an increase in indebtedness from March 31, 1997 to February 1, 2000 of $69.8 million. From and after February 1, 2000, interest on the Notes will be payable semiannually, in cash.

     In 1992, PageMart entered into an equipment lease agreement with Glenayre (the "Vendor Lease Financing Agreement"), providing for the financing of transmitter equipment. On June 28, 1996, the Company retired $8.8 million of debt outstanding under the Vendor Lease Financing Agreement and the Vendor Lease Financing Agreement was terminated.

     In May 1994, PageMart entered into a vendor purchase financing agreement with Motorola (the "Vendor Purchase Financing Agreement"), providing for the financing of transmitter equipment. On June 28, 1996, the Company retired $4.1 million of debt outstanding under the Vendor Purchase Financing Agreement and the Vendor Purchase Financing Agreement was terminated.

     In May 1995, the Company entered into a four year Revolving Credit Agreement with BT Commercial Corporation, as Agent, and Bankers Trust Company, as Issuing Bank, which provides for a $50 million revolving line of credit (the "Revolving Credit Agreement"). As of March 31, 1997 there were no loans outstanding under the Revolving Credit Agreement. The maximum amount available under the Revolving Credit Agreement at any time is limited to a borrowing base amount equal to the lesser of (i) 80% of eligible accounts receivable plus 50% eligible inventory owned by Wireless, and (ii) an amount equal to the service contribution as defined in the Revolving Credit Agreement of Wireless and its subsidiaries for the immediately preceding three-month period times 4.0. As of March 31, 1997, the amount available under the Revolving Credit Agreement was $29.1 million. In the event Wireless exercised its option to increase its borrowing base by purchasing inventory and accounts receivable from PageMart, the maximum amount available under the Revolving Credit agreement would have been $35.6 million at March 31, 1997. Management anticipates borrowings under the Revolving Credit Agreement during the second quarter of 1997.

     The Indenture, the 12 1/4% Indenture and the Revolving Credit Agreement contain certain restrictive covenants that, among other things, limit the ability of the Company to incur indebtedness, pay dividends, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets, enter into leases and engage in mergers and consolidations, and the Revolving Credit Agreement requires the Company to maintain certain financial ratios and limits the ability of the Company to make capital expenditures. In addition, the 12 1/4% Indenture prohibits PageMart from paying any dividends or making other distributions on its capital stock, making loans to Wireless, merging or consolidating with Wireless or assuming or guaranteeing any obligations of Wireless unless PageMart is in compliance with certain interest coverage ratios and certain other requirements. PageMart may, however, sell its assets to Wireless in transactions that are arm's length in nature. Wireless is currently a holding company with no business or operations of its own. Because all of Wireless's operations are conducted through its subsidiaries, Wireless's cash flow and consequently its ability to service debt, is almost entirely dependent upon the earnings of its subsidiaries and the distribution of those earnings or upon loans or other payment of funds by those subsidiaries to Wireless. Wireless's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to Wireless's obligations or to make any funds available therefor, whether by dividends, loans or other payments. Until the maturity of the 12 1/4% Notes, which mature on November 1, 2003, earlier repayment of such indebtedness or compliance with the requirements of such debt instruments, Wireless will be unable to use any amount of cash generated by the operations of PageMart and its subsidiaries. However, currently Wireless does not have significant cash requirements until March 1999 when the Revolving Credit Agreement matures. See "Risk Factors -- High Leverage; Deficiency of Earnings to Cover Fixed Charges; Restrictive Covenants."

     On November 15, 1995, the Company purchased through PageMart International, Inc., 200,000 voting shares of common stock of PageMart Canada, which represents 20% of the ownership of PageMart Canada. PageMart International, Inc. also owns 33% of the voting common stock of the holding company parent of PageMart Canada ("Canada Holding"), which owns the remaining 80% of the voting common stock of PageMart Canada. The Company's investment in Canada Holding and PageMart Canada totals approximately $3.7 million.

     As of March 31, 1997, the Company had approximately $11.3 million in cash and cash equivalents. The Company's cash balances and borrowings under the Revolving Credit Agreement are expected to be sufficient to fund the Company's one-way operations and related capital requirements through 1997. The Company anticipates its one-way messaging operations will generate sufficient cash flows to fund one-way capital expenditures for 1998. The Company's two-way messaging operations are expected to require additional capital in 1998. The Company anticipates funding a portion of its two-way messaging operations with available borrowings under the Revolving Credit Agreement and from any excess cash generated from the Company's one-way messaging operations. See "Risk
Factors -- No Assurance that Growth Strategy Will be Achieved."

     As the Company begins development and implementation of NPCS services, the Company expects to incur significant additional operating losses during the start-up phase for such services, and it will be necessary for the Company to make substantial investments. The Company anticipates requiring additional sources of capital to fund the construction of a two-way messaging network, including expenditures relating to the buildout requirements of the FCC. The Company anticipates investing $75 to $100 million through fiscal 1998 to test and construct a two-way transmission network. Thereafter, the Company anticipates that the two-way operations may require up to $100 million of additional investment to fund operations, marketing, and to add capacity to the network as the Company's two-way customer base grows. The Company expects to lease rather than sell a portion of its two-way messaging units. The Company expects to require additional financing to complete the buildout, which may include new vendor financing or entering into joint venture arrangements, however, there can be no assurance that sufficient financing will be available to the Company. The Company's ability to incur indebtedness is limited by the covenants contained in the Indenture, the 12 1/4% Indenture and the Revolving Credit Agreement (as defined herein); as a result any additional financing may need to be equity financing. The Company does not anticipate any significant revenues from two-way services during 1997. See "Risk Factors -- Risks of Implementation and Financing of Two-Way Services."

     Future revenues, costs, product mix and new product acceptance are all influenced by a number of factors which are inherently uncertain and difficult to predict. Therefore, no assurance can be given that financing for such investments will be available. No assurance can be given that the Company's strategy will be implemented as currently planned or that the Company's operations will generate positive cash flows.

     This Prospectus contains statements that constitute forward-looking statements. Readers are cautioned that such forward looking statements involve risk and uncertainties, and are subject to change based on various important factors. The following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results for 1997 and beyond to differ materially from those expressed in any such forward-looking statements -- economic conditions generally in the United States and consumer confidence; the ability of the Company to manage its high debt levels; the impact of technological change in the telecommunications industry; the future cost of network infrastructure and subscriber equipment; the impact of competition and pricing of paging and wireless services; the timely development and acceptance of new products; changes in regulation by the FCC and various state regulatory agencies and the ability of the Company to obtain financing to construct, operate and market the transmission network for two-way services.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

12 1/4% NOTES

     The 12 1/4% Notes were issued under the 12 1/4% Indenture between PageMart and United States Trust Company of New York, as Trustee. The 12 1/4% Notes are unsecured senior obligations of PageMart, limited to $136.5 million aggregate principal amount at maturity, and will mature on November 1, 2003. From and after November 1, 1998, interest on the 12 1/4% Notes will be payable in cash at the rate of 12 1/4% per annum.

     The 12 1/4% Indenture contains certain covenants that, among other things, limit the ability of PageMart to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations.

     The 12 1/4% Notes are redeemable, at PageMart's option, in whole or in part, at any time on or after November 1, 1998 and prior to maturity, upon not less than 30 nor more than 60 days' prior notice, at a redemption price of 100% of principal amount at maturity, plus accrued and unpaid interest, if any, to the redemption date.

     In addition, at any time prior to November 1, 1996, PageMart may redeem up to 35% of the accreted value of the 12 1/4% Notes with the proceeds of one or more public equity offerings, at any time as a whole or from time to time in part, at a redemption price (expressed as a percentage of accreted value) of 111%, plus accrued and unpaid interest, if any, to the redemption date.

REVOLVING CREDIT AGREEMENT

     The Revolving Credit Agreement among Wireless, the lenders named therein, Bankers Trust Company, as issuing bank, and BT Commercial Corporation, as agent, provides for a revolving line of credit of up to $50 million, of which $5 million may be used for the issuance of letters of credit. The maximum amount available under the Revolving Credit Agreement at any time is limited to a borrowing base amount equal to the lesser of (i) 80% of eligible accounts receivable plus 50% of eligible inventory owned by Wireless, and (ii) an amount equal to the service contribution (as defined in the Revolving Credit Agreement) of Wireless and its subsidiaries for the immediately preceding three-month period times 4.0. The interest rate applicable to loans under the Revolving Credit Agreement is, at the option of Wireless, either at a prime rate plus
1 1/4% or a Eurodollar rate plus 2 1/2%. The commitments under the Revolving Credit Agreement expire, and all loans thereunder will be due and payable, on March 31, 1999.

     The Revolving Credit Agreement contains certain covenants that, among other things, limit the ability of the Company to incur indebtedness, make capital expenditures and investments, pay dividends, repurchase capital stock, engage in transactions with affiliates, create liens, sell assets, or engage in mergers and consolidations, and also requires the Company to maintain certain financial ratios, including a current ratio, a ratio of consolidated total debt divided by paging units in service, a minimum service contribution and a maximum placement cost with respect to the placement of additional units.

     The Revolving Credit Agreement is secured by all receivables and inventory owned by Wireless from time to time and by all of the capital stock of PageMart owned by Wireless. The following are events of default under the Revolving Credit Agreement: (i) failure to pay any principal when due or any interest on other amounts within three business days after the due date thereof; (ii) any material misrepresentation by Wireless; (iii) default in the performance of any obligation under the Revolving Credit Agreement or related documents; (iv) the occurrence of any event of default with respect to other indebtedness in excess of $5 million which permits the acceleration of such indebtedness; (v) bankruptcy, insolvency or other similar events with respect to Wireless or PageMart; (vi) the occurrence of any change of control (as defined in the Revolving Credit Agreement) of Wireless; (vii) failure to comply with the Communications Act or to maintain material licenses or authorizations related to the business of Wireless and its subsidiaries; or (viii) the failure of the liens on the collateral to be valid, enforceable, first-priority liens. Upon the occurrence of an event of default, the lenders are entitled to terminate the commitments under the Revolving Credit

Agreement, accelerate any loans made thereunder and enforce the security interests granted with respect to the assets of Wireless, including the right to foreclose on the capital stock of PageMart.

     As noted above, the amount that Wireless is permitted to borrow under the Revolving Credit Agreement is limited to a borrowing base calculated by reference to the accounts receivable and inventory owned by Wireless. Wireless has entered into a receivables purchase agreement with PageMart pursuant to which PageMart may sell receivables to Wireless from time to time. In addition, Wireless expects in the future to purchase messaging equipment inventory from third-party suppliers which would then be included in the borrowing base under the Revolving Credit Agreement. Wireless expects that it would sell such inventory from time to time to PageMart for resale by PageMart to its customers.

                            DESCRIPTION OF THE NOTES

     The Notes were issued under the Indenture dated as of January 17, 1995, between Wireless and United States Trust Company of New York, as Trustee (the "Trustee"), a copy of the form of which has been filed as an exhibit to the registration statement of which this Prospectus forms a part (the "Registration Statement"). The following summary of certain provisions of the Notes and the Indenture is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended. Whenever particular sections or defined terms of the Indenture not otherwise defined herein are referred to, such sections or defined terms are incorporated herein by reference.

GENERAL

     The Notes are unsecured senior obligations of Wireless, limited to $207,270,000 aggregate principal amount at maturity, and will mature on February 1, 2005. Although for Federal income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by a Holder as such discount accrues from the issue date of the Notes, no interest will be payable on the Notes prior to August 1, 2000. From and after February 1, 2000, interest on the Notes will accrue at the rate of 15% per annum from February 1, 2000 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually (to Holders of record at the close of business on January 15 or July 15 immediately preceding the Interest Payment Date) on February 1 and August 1 of each year, commencing August 1, 2000.

     Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of Wireless in the Borough of Manhattan, The City of New York (which initially will be the corporate trust office of the Trustee at 114 W. 47th Street, New York, N.Y. 10036); provided that, at the option of Wireless, payment of interest may be made by check mailed to the address of the Holders as such address appears in the Security Register.

     The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount at maturity and any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of Notes, but Wireless may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

OPTIONAL REDEMPTION

     The Notes will be redeemable, at Wireless' option, in whole or in part, at any time on or after February 1, 2000 and prior to maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each Holders' last address as it appears in the Security Register, at the following Redemption Prices (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption
Date) if redeemed during the 12-month period commencing on February 1 of the applicable year set forth below:

                                                              REDEMPTION
                            YEAR                                PRICE
------------------------------------------------------------  ----------
2000........................................................    105.0%
2001........................................................    102.5
2002 and thereafter.........................................    100.0

     In addition, at any time prior to February 1, 1998, Wireless may redeem up to 35% of the Accreted Value of the Notes with the proceeds of one or more Public Equity Offerings at any time as a whole or from time to time in part, at a Redemption Price (expressed as a percentage of Accreted Value) of 112.5%, plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption
Date).

     In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed on a national securities exchange, on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate; provided that no Note of $1,000 in principal amount at maturity or less shall be redeemed in part. If any
Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount at maturity thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

RANKING

     The Indebtedness evidenced by the Notes will rank pari passu in right of payment with all other unsubordinated indebtedness of Wireless. However, since all of the operations of Wireless are conducted through its subsidiaries, the liabilities of its subsidiaries, including trade payables, will be effectively senior to the Notes. See "Risk Factors -- Holding Company Structure." At March 31, 1997, Wireless had no indebtedness outstanding other than the Notes, and Wireless' subsidiaries had $186.0 million of liabilities, including $111.4 million of indebtedness (none of which was secured), all of which would have effectively ranked senior to the Notes. See "Selected Historical Financial and Operating Data."

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the definition of any other capitalized term used herein for which no definition is provided.

     "Accreted Value" is defined to mean, for any Specified Date, the amount provided below for each $1,000 principal amount at maturity of Notes:

          (i) if the Specified Date occurs on one of the following dates (each a "Semi-Annual Accrual Date"), the Accreted Value will equal the amount set forth below for such Semi-Annual Accrual Date:

SEMI-ANNUAL ACCRUAL DATE                                                ACCRETED VALUE
------------------------                                                --------------
  February 1, 1995....................................................    $  485.19
  August 1, 1995......................................................    $  521.58
  February 1, 1996....................................................    $  560.70
  August 1, 1996......................................................    $  602.75
  February 1, 1997....................................................    $  647.96
  August 1, 1997......................................................    $  696.55
  February 1, 1998....................................................    $  748.80
  August 1, 1998......................................................    $  804.96
  February 1, 1999....................................................    $  865.33
  August 1, 1999......................................................    $  930.23
  February 1, 2000....................................................    $1,000.00

          (ii) if the Specified Date occurs before the first Semi-Annual Accrual Date, the Accreted Value will equal the sum of (a) the original issue price and (b) an amount equal to the product of (1) the Accreted Value for the first Semi-Annual Accrual Date less the original issue price multiplied by
     (2) a fraction, the numerator of which is the number of days from the issue date of the Notes to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is the number of days elapsed from the issue date of the Notes to the first Semi-Annual Accrual Date, using a 360-day year of twelve 30-day months;

          (iii) if the Specified Date occurs between two Semi-Annual Accrual Dates, the Accreted Value will equal the sum of (a) the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date and
     (b) an amount equal to the product of (1) the Accreted Value for the immediately following Semi-Annual Accrual Date less the Accreted Value for the immediately preceding Semi-Annual Accrual Date multiplied by (2) a fraction, the numerator of which is the number of days from the immediately preceding Semi-Annual Accrual Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180; or

          (iv) if the Specified Date occurs after the last Semi-Annual Accrual Date, the Accreted Value will equal $1,000.

     "Acquired Indebtedness" is defined to mean Indebtedness of a Person existing at the time such Person became a Restricted Subsidiary and not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

     "Adjusted Consolidated Net Income" is defined to mean, for any period, the aggregate net income (or loss) of Wireless and its consolidated Restricted Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication): (i) the net income (or loss) of any Person (other than net income (or loss) attributable to a Restricted Subsidiary) in which any Person (other than Wireless or any of its Restricted Subsidiaries) has a joint interest, except to the extent of the amount of dividends or other distributions actually paid to Wireless or any of its Restricted Subsidiaries by such other Person during such period, (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below (and in such case, except to the extent includible pursuant to clause (i) above), the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with Wireless or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by Wireless or any of its Restricted Subsidiaries, (iii) the net income (or loss) of any

Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary; (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales; (v) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below, any amount paid as dividends on Preferred Stock of Wireless or Preferred Stock of any Restricted Subsidiary owned by Persons other than Wireless and any of its Restricted Subsidiaries; and (vi) all extraordinary gains and extraordinary losses; provided that, solely for the purposes of calculating the Interest Coverage Ratio (and in such case, except to the extent it is already included pursuant to clause (i) above), "Adjusted Consolidated Net Income" shall include the amount of all cash dividends received by Wireless or any Restricted Subsidiary from an Unrestricted Subsidiary.

     "Adjusted Consolidated Net Tangible Assets" is defined to mean the total amount of assets of Wireless and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (i) all current liabilities of Wireless and its Restricted Subsidiaries (excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recently available quarterly or annual consolidated balance sheet of Wireless and its Restricted Subsidiaries, prepared in conformity with GAAP.

     "Affiliate" is defined to mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, is defined to mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

     "Asset Acquisition" is defined to mean (i) an investment by Wireless or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary of Wireless or shall be merged into or consolidated with Wireless or any of its Restricted Subsidiaries or (ii) an acquisition by Wireless or any of its Restricted Subsidiaries of the property and assets of any Person other than Wireless or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person.

     "Asset Disposition" is defined to mean the sale or other disposition by Wireless or any of its Restricted Subsidiaries (other than to Wireless or another Restricted Subsidiary of Wireless) of (i) all or substantially all of the Capital Stock of any Restricted Subsidiary of Wireless or (ii) all or substantially all of the assets that constitute a division or line of business of Wireless or any of its Restricted Subsidiaries.

     "Asset Sale" is defined to mean any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transactions) in one transaction or a series of related transactions by Wireless or any of its Restricted Subsidiaries to any Person other than Wireless or any of its Restricted Subsidiaries of (i) all or any of the Capital Stock of any Restricted Subsidiary, (ii) all or substantially all of the property and assets of an operating unit or business of Wireless or any of its Restricted Subsidiaries or
(iii) any other property and assets of Wireless or any of its Restricted Subsidiaries outside the ordinary course of business of Wireless or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to Mergers, Consolidations and Sales of Assets; provided that sales or other dispositions of inventory, receivables and other current assets shall not be included within the meaning of "Asset Sale."

     "Average Life" is defined to mean, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and
(b) the amount of such principal payment by (ii) the sum of all such principal payments.

     "Capital Stock" is defined to mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's capital stock, whether now outstanding or issued after the date of the Indenture, including, without limitation, all Common Stock and Preferred Stock.

     "Capitalized Lease" is defined to mean, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person; and "Capitalized Lease Obligation" is defined to mean the rental obligations, as aforesaid, under such lease.

     "Change of Control" is defined to mean such time as (i) (a) prior to the occurrence of a Public Market, a "person" or "group" (within the meaning of Section 13(d) or 14(d)(2) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act) of a greater percentage of the total Voting Stock, on a fully diluted basis, of Wireless than is held by the Existing Stockholders and their Affiliates on such date and (b) after the occurrence of a Public Market, a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 30% of the total Voting Stock of Wireless on a fully diluted basis and such ownership is greater than the amount of Voting Stock, on a fully diluted basis, held by the Existing Stockholders and their Affiliates on such date; or (ii) individuals who at the beginning of any period of two consecutive calendar years constituted the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination for election by Wireless' stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then still in office who either were members of the Board of Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of such board of directors then in office.

     "Closing Date" is defined to mean the date on which the Notes were originally issued under the Indenture.

     "Consolidated EBITDA" is defined to mean, for any period, the sum of the amounts for such period of (i) Adjusted Consolidated Net Income, (ii) Consolidated Interest Expense, (iii) income taxes, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets), (iv) depreciation expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (v) amortization expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, and (vi) all other non-cash items reducing Adjusted Consolidated Net Income, less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for Wireless and its Restricted Subsidiaries in conformity with GAAP; provided that, if any Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the quotient of (1) the number of shares of outstanding Common Stock of such Restricted Subsidiary not owned on the last day of such period by Wireless or any of its Restricted Subsidiaries divided by (2) the total number of shares of outstanding Common Stock of such Restricted Subsidiary on the last day of such period.

     "Consolidated Interest Expense" is defined to mean, for any period, the aggregate amount of interest in respect of Indebtedness (including amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and Indebtedness that is Guaranteed by Wireless or any of its Restricted Subsidiaries) and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by Wireless and its Restricted Subsidiaries during such period; excluding, however, (i) any amount of such interest of any Restricted Subsidiary if the net income (or loss) of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof (but only in the same proportion as the net income (or loss) of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof) and (ii) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes, all as determined on a consolidated basis in conformity with GAAP.

     "Consolidated Net Worth" is defined to mean, at any date of determination, stockholders' equity as set forth on the most recently available quarterly or annual consolidated balance sheet of Wireless and its Restricted Subsidiaries (which shall be as of a date not more than 90 days prior to the date of such computation), less any amounts attributable to Redeemable Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of Wireless or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

     "Default" is defined to mean any event that is, or after notice or passage of time or both would be, an Event of Default.

     "Existing Stockholders" is defined to mean The Morgan Stanley Leveraged Equity Fund II, L.P., Morgan Stanley Capital Partners III, L.P., Morgan Stanley Capital Investors, L.P., Morgan Stanley Venture Capital Fund, L.P., Morgan Stanley Venture Capital Fund II, L.P., Morgan Stanley Venture Capital Fund II, C.V., Morgan Stanley Venture Investors, L.P., Accel Telecom L.P., Accel III L.P. and Accel Investors '89 L.P.

     "GAAP" is defined to mean generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to
(i) the amortization of any expenses incurred in connection with the offering of the Units, (ii) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17 and
(iii) any non-recurring charges associated with the adoption, after the Closing Date, of Financial Accounting Standard Nos. 106 and 109.

     "Guarantee" is defined to mean any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "Incur" is defined to mean, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an Incurrence of Acquired Indebtedness by reason of the acquisition of more than 50% of the Capital Stock of any Person; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

     "Indebtedness" is defined to mean, with respect to any Person at any date of determination (without duplication), (i) all Indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables, (v) all obligations of such Person as lessee under Capitalized Leases, (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person and (viii) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided (i) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP and (ii) that Indebtedness shall not include any liability for federal, state, local or other taxes.

     "Interest Coverage Ratio" is defined to mean, on any Transaction Date, the ratio of (i) the aggregate amount of Consolidated EBITDA for the four fiscal quarters for which financial information in respect thereof is available immediately prior to such Transaction Date (the "Reference Period") to (ii) the aggregate Consolidated Interest Expense during such Reference Period. In making the foregoing calculation, (A) pro forma effect shall be given to (1) any Indebtedness Incurred subsequent to the end of the Reference Period and prior to the Transaction Date (other than Indebtedness Incurred under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Reference Period), (2) any Indebtedness Incurred during such period to the extent such Indebtedness is outstanding at the Transaction Date and (3) any Indebtedness to be Incurred on the Transaction Date, in each case as if such Indebtedness had been Incurred on the first day of such Reference Period and after giving pro forma effect to the application of the proceeds thereof as if such application had occurred on such first day; (B) Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months) had been the applicable rate for the entire period; (C) there shall be excluded from Consolidated Interest Expense any Consolidated Interest Expense related to any amount of Indebtedness that was outstanding during such Reference Period or thereafter but that is not outstanding or is to be repaid on the Transaction Date, except for Consolidated Interest Expense accrued (as adjusted pursuant to clause (B)) during such Reference Period under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any successor revolving credit or similar arrangement) in effect on the Transaction Date; (D) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period or thereafter and prior to the Transaction Date as if they had occurred and such proceeds had been applied on the first day of such Reference Period; (E) with respect to any such Reference Period commencing prior to the Closing Date, the issuance of the Notes shall be deemed to have taken place on the first day of such period; and (F) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that have been made by any Person that has become a Restricted Subsidiary of Wireless or has been merged with or into Wireless or any Restricted Subsidiary of Wireless during such Reference Period or subsequent to such period and prior to the Transaction Date and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary of Wireless as if such Asset Dispositions or Asset Acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; provided that to the extent that clause (D) or (F) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available.

     "Investment" is defined to mean any direct or indirect advance, loan or other extension of credit (other than advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of Wireless or its Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by any other Person. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described below, (i) "Investment" shall include the fair market value of the assets (net of liabilities) of any Restricted Subsidiary of Wireless at the time that such Restricted Subsidiary of Wireless is designated an Unrestricted Subsidiary and shall exclude the fair market value of the assets (net of liabilities) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary of Wireless and
(ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined by the Board of Directors in good faith.

     "Lien" is defined to mean any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest).

     "Net Cash Proceeds" is defined to mean, with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to Wireless or any Restricted Subsidiary of Wireless) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of Wireless and its Restricted Subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by Wireless or any Restricted Subsidiary of Wireless as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP.

     "Permitted Liens" is defined to mean (i) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of Wireless or any of its Restricted Subsidiaries; (vi) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred (1) to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (2) to refinance any Indebtedness previously so secured, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (vii) leases or subleases granted to others that do not materially interfere with the ordinary course of business of Wireless and its Restricted Subsidiaries, taken as a whole; (viii) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of Wireless or its Restricted Subsidiaries relating to such property or assets; (ix) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease; (x) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (xi) Liens on property of, or on shares of stock or Indebtedness of, any corporation existing at the time such corporation becomes, or becomes a part of, any Restricted Subsidiary; (xii) Liens in favor of Wireless or any Restricted Subsidiary; (xiii) Liens arising from the rendering of a final judgment or order against Wireless or any Restricted Subsidiary of Wireless that does not give rise to an Event of Default; (xiv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xv) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xvi) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business and in each case, secure Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, future contracts, futures options or similar agreements or arrangements designed to protect Wireless or any of its Restricted Subsidiaries from fluctuations in the price of commodities; (xvii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by Wireless or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of Wireless and its Restricted Subsidiaries prior to the Closing Date; and (xviii) Liens on or sales of receivables.

     "Public Equity Offering" is defined to mean an underwritten primary public offering of Common Stock of Wireless or PageMart pursuant to an effective registration statement under the Securities Act.

     A "Public Market" shall be deemed to exist if (i) a Public Equity Offering has been consummated and (ii) at least 15% of the total issued and outstanding Common Stock of Wireless or PageMart has been distributed by means of an effective registration statement under the Securities Act or sales pursuant to Rule 144 under the Securities Act.

     "Redeemable Stock" is defined to mean any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Notes, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Redeemable Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute Redeemable Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Repurchase of Notes Upon a Change of Control" covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to Wireless' repurchase of such Notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes Upon a Change of Control" covenants described below.

     "Reorganization" means the merger of PageMart with PM Merger Corp., a wholly owned subsidiary of Wireless, pursuant to an Agreement of Reorganization and Plan of Merger dated as of December 5, 1994, among Wireless, PageMart and PM Merger Corp., pursuant to which PageMart became a Wholly Owned Subsidiary of Wireless.

     "Restricted Subsidiary" is defined to mean any Subsidiary of Wireless other than an Unrestricted Subsidiary.

     "Significant Subsidiary" is defined to mean, at any date of determination, any Restricted Subsidiary of Wireless that, together with its Subsidiaries, (i) for the most recent fiscal year of Wireless, accounted for more than 10% of the consolidated revenues of Wireless and its Restricted Subsidiaries or (ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of Wireless and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of Wireless for such fiscal year.

     "Specified Date" is defined to mean any Redemption Date, any date of purchase for any purchase of Notes pursuant to the "Limitation on Asset Sales" or "Repurchase of Notes upon a Change of Control" covenants described below or any date on which the Notes first become due and payable after an event of default.

     "Stated Maturity" is defined to mean, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and
(ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

     "Subsidiary" is defined to mean, with respect to any Person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

     "Transaction Date" is defined to mean, with respect to the Incurrence of any Indebtedness by Wireless or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

     "Unrestricted Subsidiary" is defined to mean (i) any Subsidiary of Wireless that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary of Wireless (including any newly acquired or newly formed Subsidiary of Wireless) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, Wireless or any Restricted Subsidiary; provided that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, that such designation would be permitted under the "Limitation on Restricted Payments" covenant described below. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of Wireless; provided that immediately after giving effect to such designation (x) Wireless could Incur $1.00 of additional Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant described below and
(y) no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     "Voting Stock" is defined to mean, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

     "Wholly Owned" is defined to mean, with respect to any Subsidiary of any Person, such Subsidiary if all of the outstanding Common Stock or other similar equity ownership interests (but not including Preferred Stock) in such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) is owned directly or indirectly by such Person.

COVENANTS

  Limitation on Indebtedness

     (a) Under the terms of the Indenture, Wireless will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Notes and Indebtedness existing on the Closing Date); provided that Wireless or PageMart may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio would be for the period beginning on the Closing Date through October 19, 1995 greater than 1.50:1 and thereafter greater than 1.75:1. All of Wireless' subsidiaries are Restricted Subsidiaries.

     Notwithstanding the foregoing, Wireless and any Restricted Subsidiary (except as specified below) may Incur each and all of the following: (i) Indebtedness of Wireless or PageMart outstanding at any time in an aggregate principal amount not to exceed $85 million, less any amount of Indebtedness permanently repaid as provided under the "Limitation on Asset Sale" covenant described below; provided that (A) such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, provides that no payments of principal of such Indebtedness by way of sinking fund, mandatory redemption or otherwise (including defeasance) may be made by Wireless or PageMart, as the case may be, at any time prior to the Stated Maturity of the Notes and (B) the scheduled maturity of all principal of such Indebtedness is beyond the Stated Maturity of the Notes; (ii) Indebtedness to Wireless or any of its Wholly Owned Restricted Subsidiaries as long as such Indebtedness continues to be owed to Wireless or any of its Wholly Owned Restricted Subsidiaries; (iii) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness, other than Indebtedness Incurred under clause (i), (vii) or (ix) of this paragraph, and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes shall only be permitted under this clause (iii) if (A) in case the Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes, (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes and (C) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and provided further that in no event may Indebtedness of Wireless be refinanced by means of any Indebtedness of any Restricted Subsidiary of Wireless pursuant to this clause (iii) unless the new Indebtedness could, at the time of the refinancing, have been Incurred by such Restricted Subsidiary; (iv) Indebtedness (A) in respect of performance, surety or appeal bonds provided in the ordinary course of business; (B) under Currency Agreements and Interest Rate Agreements; provided that, in the case of Currency Agreements that relate to other Indebtedness, such Currency Agreements do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder; and (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of Wireless or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of Wireless (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary of Wireless for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by Wireless or any Restricted Subsidiary in connection with such disposition; (v) Indebtedness under letters of credit and bankers' acceptances issued in the ordinary course of business;
(vi) Acquired Indebtedness; provided that, with respect to this clause (vi), after giving effect to the

Incurrence thereof, Wireless' Interest Coverage Ratio is not less than it was immediately prior to the Incurrence of such Acquired Indebtedness; (vii) Indebtedness, in an amount not to exceed $2 million at any one time outstanding, Incurred by Wireless in connection with the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of Wireless, PageMart or any other Restricted Subsidiary options on any such shares or related stock appreciation rights or similar securities held by officers or employees or former officers or employees (or their estates or beneficiaries under their estates), upon death, disability, retirement, termination of employment or pursuant to any agreement under which such shares of stock or related rights were issued; provided that (A) such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, is expressly made subordinate in right of payment to the Notes, (B) such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, provides that no payments of principal of such Indebtedness by way of sinking fund, mandatory redemption or otherwise (including defeasance) may be made by Wireless at any time prior to the Stated Maturity of the Notes and (C) the scheduled maturity of all principal of such Indebtedness is beyond the Stated Maturity of the Notes; (viii) Indebtedness to the extent such Indebtedness is secured by Liens permitted under clause (i) of the second paragraph of the "Limitation on Liens" covenant described below; and (ix) Indebtedness of Wireless under revolving credit or working capital facilities in an aggregate principal amount outstanding at any time not to exceed $50 million, less any amount of Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below; provided that such Indebtedness need not be Incurred under revolving credit or working capital facilities to the extent the proceeds of such Indebtedness are necessary to pay, and are used to pay, interest due to the Holders of the Notes.

     (b) For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant, Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, (A) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, Wireless, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses and (B) the amount of Indebtedness issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in conformity with GAAP and (C) any Liens granted pursuant to the equal and ratable provisions referred to in the first paragraph of the "Limitation on Liens" covenant shall not be treated as Indebtedness.

  Limitation on Restricted Payments

     So long as any of the Notes are outstanding, Wireless will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend or make any distribution on its Capital Stock (other than dividends or distributions payable solely in shares of its or such Restricted Subsidiary's Capital Stock (other than Redeemable Stock) of the same class held by such holders or in options, warrants or other rights to acquire such shares of Capital Stock) held by Persons other than Wireless or any of its Wholly Owned Restricted Subsidiaries, (ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of Wireless or any Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by Persons other than Wireless or any of its Wholly Owned Restricted Subsidiaries, (iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of Wireless that is subordinated in right of payment to the Notes, or (iv) make any Investment in any Affiliate of Wireless (other than Wireless or a Restricted Subsidiary of Wireless) or any Unrestricted Subsidiary (such payments or any other actions described in clauses
(i) through (iv) being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment: (A) a Default or Event of Default shall have occurred and be continuing, (B) Wireless could not Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant or (C) the aggregate amount expended for all Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) after the date of the Indenture shall exceed the sum of (1) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of such amount) (determined by excluding income resulting from transfers of assets received by Wireless or a Restricted Subsidiary from an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the month immediately following the Closing Date and ending on the last day of the last fiscal quarter preceding the Transaction Date plus (2) the aggregate net proceeds (including the fair market value of non-cash proceeds as determined in good faith by the Board of Directors) received by Wireless from the issuance and sale permitted by the Indenture of its Capital Stock (other than Redeemable Stock) to a Person who is not a Subsidiary of Wireless, including an issuance or sale permitted by the Indenture for cash or other property upon the conversion of any Indebtedness of Wireless subsequent to the Closing Date, or from the issuance of any options, warrants or other rights to acquire Capital Stock of Wireless (in each case, exclusive of any Redeemable Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes) plus (3) an amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to Wireless or any Restricted Subsidiary from Unrestricted Subsidiaries, or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by Wireless and any Restricted Subsidiary in such Unrestricted Subsidiary.

     The foregoing provision shall not take into account, and shall not be violated by reason of: (i) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph; (ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (iii) of the second paragraph of part (a) of the "Limitation on Indebtedness" covenant; (iii) the declaration or payment of dividends on the Common Stock of Wireless or PageMart, as the case may be, following a Public Equity Offering of such Common Stock, of up to 6% per annum of the net proceeds received by Wireless or PageMart, as the case may be, in such Public Equity Offering; (iv) the repurchase, redemption or other acquisition of Capital Stock of Wireless in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock (other than Redeemable Stock) of Wireless; (v) the acquisition of Indebtedness of Wireless which is subordinated in right of payment to the Notes in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of the Capital Stock of Wireless (other than Redeemable Stock); (vi) the repurchase of Warrants pursuant to a Repurchase Offer (as defined in the Warrant Agreement);
(vii) the making of up to an aggregate amount of $5 million of Investments in Unrestricted Subsidiaries; (viii) the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of Wireless, PageMart or any other Restricted Subsidiary, options on any such shares or related stock appreciation rights or similar securities held by officers or employees or former officers or employees (or their estates or beneficiaries under their estates), upon death, disability, retirement, termination of employment or pursuant to any agreement under which such shares of stock or related rights were issued; provided that the aggregate cash consideration paid for such purchase, redemption, acquisition, cancellation or other retirement of such shares of Capital Stock or related rights after the Closing Date does not exceed an aggregate amount of $2 million and that any consideration in excess of such $2 million is in the form of Indebtedness that would be permitted to be Incurred under clause (vii) of the second paragraph of the "Limitation on Indebtedness" covenant; (ix) payments or distributions pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of Wireless; (x) the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of Wireless, PageMart or any other Restricted Subsidiary to the extent necessary, in the judgment of the Board of Directors, to prevent the loss or secure the renewal or reinstatement of any license or franchise held by Wireless or any of its Subsidiaries from any governmental agency; and (xi) the repurchase of Non-Voting Common Stock pursuant to a special redemption of the Units; provided that, except in the case of clauses (i) and (iv), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

     Notwithstanding the foregoing, in the event of an issuance of Capital Stock of Wireless and (1) the repurchase, redemption or other acquisition of Capital Stock out of the proceeds of such issuance or (2) the acquisition of Notes or Indebtedness that is subordinated in right of payment to the Notes out of the proceeds of such issuance, as permitted by clauses (iv) and (v) above, then, in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments, both the proceeds of such issuance and the application of such proceeds shall be included under such clause (C).

  Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     So long as any of the Notes are outstanding, Wireless will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by Wireless or any other Restricted Subsidiary, (ii) pay any Indebtedness owed to Wireless or any other Restricted Subsidiary, (iii) make loans or advances to Wireless or any other Restricted Subsidiary or (iv) transfer any of its property or assets to Wireless or any other Restricted Subsidiary.

     The foregoing provisions shall not restrict any encumbrances or restrictions: (i) existing on the Closing Date in the Indenture, the 12 1/4% Indenture, the Vendor Purchase Financing Agreement or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced; (ii) existing under or by reason of applicable law; (iii) existing with respect to any Person or the property or assets of such Person acquired by Wireless or any Restricted Subsidiary and existing at the time of such acquisition, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired; (iv) in the case of clause (iv) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,
(B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of Wireless or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of Wireless or any Restricted Subsidiary in any manner material to Wireless or any Restricted Subsidiary; or (v) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary. Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent Wireless or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or (2) restricting the sale or other disposition of property or assets of Wireless or any of its Restricted Subsidiaries that secure Indebtedness of Wireless or any of its Restricted Subsidiaries.

  Limitation on the Issuance of Capital Stock of Restricted Subsidiaries

     Under the terms of the Indenture, Wireless will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell any shares of its Capital Stock (including options, warrants or other rights to purchase shares of such Capital Stock) except (i) to Wireless or another Restricted Subsidiary that is a Wholly Owned Subsidiary of Wireless, (ii) issuances or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law, (iii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary or (iv) if the Net Cash Proceeds from such issuance or sale are applied, to the extent required to be applied, pursuant to the "Limitation on Asset Sales" covenant described below.

  Limitation on Issuances of Guarantees by Restricted Subsidiaries

     Wireless will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness of Wireless which is pari passu with or subordinate in right of payment to the Notes ("Guaranteed Indebtedness"), unless
(i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee (a "Subsidiary Guarantee") of payment of the Notes by such Restricted Subsidiary and (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against Wireless or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; provided that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that (x) existed at the time such Person became a Restricted Subsidiary and (y) was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness is (A) pari passu with the Notes, then the Guarantee of such Guaranteed Indebtedness shall be pari passu with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

     Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of Wireless, of all of Wireless' and each Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

  Limitation on Transactions with Shareholders and Affiliates

     Under the terms of the Indenture, Wireless will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of Wireless or with any Affiliate of Wireless or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to Wireless or such Restricted Subsidiary than could be obtained, at the time of such transaction or at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

     The foregoing limitation does not limit, and shall not apply to: (i) transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which Wireless or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to Wireless or such Restricted Subsidiary from a financial point of view; (ii) any transaction between Wireless and any of its Wholly Owned Restricted Subsidiaries or between Wholly Owned Restricted Subsidiaries of Wireless; (iii) the payment of reasonable and customary regular fees to directors of Wireless who are not employees of Wireless; (iv) any payments or other transactions pursuant to any tax-sharing agreement between Wireless and any other Person with which Wireless is required or permitted to file a consolidated tax return or with which Wireless is or could be part of a consolidated group for tax purposes; (v) the payment of amounts to MS&Co. or its Affiliates pursuant to underwriting or placement agreements; (vi) any loans or advances to officers or employees of Wireless or any Restricted Subsidiary in the ordinary course of business; (vii) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant; or (viii) the sale, lease, transfer or other disposition by Wireless or any Restricted Subsidiary of Capital Stock or assets of any Unrestricted Subsidiary having a fair market value of less than $5 million as determined by the Board of Directors.

  Limitation on Liens

     Under the terms of the Indenture, Wireless will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character (including, without limitation, licenses), or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the Notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or prior to) the obligation or liability secured by such Lien unless, after giving effect thereto, the aggregate amount of any Indebtedness so secured does not exceed 10% of Adjusted Consolidated Net Tangible Assets.

     The foregoing limitation does not apply to (i) purchase money Liens upon or in inventory or equipment acquired or held by Wireless or any of its Restricted Subsidiaries taken or retained by the seller of such inventory or equipment to secure all or a part of the purchase price therefor; provided that such Liens do not extend to or cover any property or assets of Wireless or any Restricted Subsidiary other than the inventory or equipment acquired; (ii) other Liens existing on the Closing Date; (iii) Liens granted after the Closing Date on any assets or Capital Stock of Wireless or its Restricted Subsidiaries created in favor of the Holders; (iv) Liens with respect to Acquired Indebtedness permitted under the "Limitation on Indebtedness" covenant and permitted refinancings thereof; provided that such Liens do not extend to or cover any property or assets of Wireless or any Restricted Subsidiary other than the property or assets acquired; (v) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to Wireless or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to Wireless or such other Restricted Subsidiary; (vi) Liens securing Indebtedness which is Incurred to refinance secured Indebtedness and which is permitted to be Incurred under clause (i) or
(iii) of the second paragraph of the "Limitation on Indebtedness" covenant; provided that such Liens do not extend to or cover any property or assets of Wireless or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced; (vii) Permitted Liens; (viii) Liens not otherwise permitted pursuant to clauses (i) through (vii) above to secure Indebtedness of Wireless Incurred under clause (ix) of the second paragraph of the "Limitation on Indebtedness" covenant; provided that the aggregate amount of Indebtedness secured by Liens permitted under this clause (viii) shall not at any time exceed $50 million; or (ix) Liens securing Indebtedness which is Incurred to refinance the 12 1/4% Notes and which is permitted to be Incurred under clause (iii) of the second paragraph of the "Limitation on Indebtedness" covenant; provided that such Liens do not extend to or cover the Nationwide Narrowband License or any of the Regional Narrowband Licenses.

  Limitation on Asset Sales

     Under the terms of the Indenture, in the event and to the extent that the Net Cash Proceeds received by the Company or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets in any one fiscal year (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of Wireless and its Subsidiaries has been prepared), then Wireless shall or shall cause the relevant Restricted Subsidiary to (i) within 12 months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets in any one fiscal year (determined as of the date closest to the commencement of such 12-month period for which a balance sheet of Wireless and its Subsidiaries has been prepared) (A) apply an amount equal to such excess Net Cash Proceeds to permanently repay unsubordinated Indebtedness of Wireless or of any Restricted Subsidiary providing a Subsidiary Guarantee pursuant to the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant described above or Indebtedness of any other Restricted Subsidiary, in each case owing to a Person other than Wireless or any of its Restricted Subsidiaries or
(B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets of a nature or type or that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, Wireless and its Restricted Subsidiaries existing on the date of such investment (as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) and (ii) apply (no later than the end of the 12-month period referred to in clause (i)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (i)) as provided in the following paragraphs of this "Limitation on Asset Sales" covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (i) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds."

     If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Excess Proceeds Offer (as defined below) totals at least $5 million, Wireless must, not later than the fifteenth Business Day of such month, make an offer (an "Excess Proceeds Offer") to purchase from the Holders on a pro rata basis an aggregate Accreted Value of Notes equal to the Excess Proceeds on such date, at a purchase price equal to 101% of the Accreted Value of the Notes, plus, in each case, accrued interest (if any) to the date of purchase (the "Excess Proceeds Payment").

     Wireless shall commence an Excess Proceeds Offer by mailing a notice to the Trustee and each Holder stating: (i) that the Excess Proceeds Offer is being made pursuant to this "Limitation on Asset Sales" covenant and that all Notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Excess Proceeds Payment Date"); (iii) that any Note not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless Wireless defaults in the payment of the Excess Proceeds Payment, any Note accepted for payment pursuant to the Excess Proceeds Offer shall cease to accrue interest on and after the Excess Proceeds Payment Date; (v) that Holders electing to have a Note purchased pursuant to the Excess Proceeds Offer will be required to surrender the Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Excess Proceeds Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Excess Proceeds Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount at maturity to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount at maturity of $1,000 or integral multiples thereof.

     On the Excess Proceeds Payment Date, Wireless shall (i) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to the Excess Proceeds Offer; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by Wireless. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount at maturity to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount at maturity of $1,000 or integral multiples thereof. Wireless will publicly announce the results of the Excess Proceeds Offer as soon as practicable after the Excess Proceeds Payment Date. For purposes of this "Limitation on Asset Sales" covenant, the Trustee shall act as the Paying Agent.

     Wireless will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that such Excess Proceeds are received by Wireless under this "Limitation on Asset Sales" covenant and Wireless is required to repurchase Notes as described above and Wireless may modify any of the foregoing provisions of this "Limitation on Asset Sales" covenant to the extent it is advised by independent counsel that such modification is necessary or appropriate in order to ensure such compliance.

REPORTS

     At all times from and after the earlier of (i) the date of the commencement of the Exchange Offer and (ii) the date that is six months after the Closing Date, in either case, whether or not Wireless is then required to file reports with the Commission, Wireless shall file with the Commission all such reports and other information as would be required to be filed with the Commission by the Exchange Act. Wireless shall supply the Trustee and each holder of Notes, or shall supply to the Trustee for forwarding to each Holder of Notes, without cost to such Holder, copies of such reports or other information. In addition, at all times prior to the earlier of the date of the Exchange Offer or the date that is six months after the Closing Date, as applicable, Wireless shall, at its cost, deliver to each Holder of the Notes quarterly and annual reports substantially equivalent to those which would be required by the Exchange Act.

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each Holder shall have the right to require the repurchase of its Notes by Wireless in cash pursuant to the offer described below (the "Change of Control Offer") at a purchase price equal to 101% of the Accreted Value thereof, plus accrued interest (if any) to the date of purchase (the "Change of Control Payment"). Prior to the mailing of the notice to Holders provided for in the succeeding paragraph, but in any event within 30 days following any Change of Control, Wireless covenants to (i) repay in full all indebtedness of Wireless that would prohibit the repurchase of the Notes as provided for in the succeeding paragraph or (ii) obtain any requisite consents under instruments governing any such indebtedness of Wireless to permit the repurchase of the Notes as provided for in the succeeding paragraph. Wireless shall first comply with the covenant in the preceding sentence before it shall be required to repurchase Notes pursuant to the "Repurchase of Notes upon a Change of Control" covenant.

     Within 30 days of the Change of Control, Wireless shall mail a notice to the Trustee and each Holder stating: (i) that a Change of Control has occurred, that the Change of Control Offer is being made pursuant to this "Repurchase of Notes Upon a Change of Control" covenant and that all Notes validly tendered will be accepted for payment; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Change of Control Payment Date");
(iii) that any Note not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless Wireless defaults in the payment of the Change of Control Payment, any Note accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest on and after the Change of Control Payment Date; (v) that Holders electing to have any Note or portion thereof purchased pursuant to the Change of Control Offer will be required to surrender such Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of such Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Change of Control Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount at maturity to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount at maturity of $1,000 or integral multiples thereof.

     On the Change of Control Payment Date, Wireless shall: (i) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee, all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by Wireless. The Paying Agent shall promptly mail, to the Holders of Notes so accepted, payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount at maturity to any unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount at maturity of $1,000 or integral multiples thereof. Wireless will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date. For purposes of the "Repurchase of Notes Upon a Change of Control" covenant, the Trustee shall act as Paying Agent.

     Wireless will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in the event that a Change of Control occurs under the "Repurchase of Notes Upon a Change of Control" covenant and Wireless is required to repurchase the Notes as described above and Wireless may modify any of the foregoing provisions of this "Repurchase of Notes upon a Change of Control" covenant to the extent it is advised by independent counsel that such modification is necessary or appropriate in order to ensure such compliance.

     Certain of the covenants under the Indenture impose restrictions on the Company that reduce the likelihood of the occurrence of a highly leveraged transaction. These covenants include a limitation on the incurrence of indebtedness by Wireless and its Restricted Subsidiaries; a limitation on Restricted Payments, which restricts the ability of Wireless and its Restricted Subsidiaries to pay dividends and make other payments in respect of capital stock; and a limitation on Asset Sales, which requires the proceeds of certain asset sales to be applied towards the payment of debt or the making of permitted investments, and requires Wireless to make an offer to repurchase the Notes to the extent of any excess proceeds. See "-- Covenants." The Indenture does not contain any provisions that afford protection to the Holders in the event of a highly leveraged transaction. A highly leveraged transaction may not result in a Change of Control as defined in the Indenture.

EVENTS OF DEFAULT

     The following events are defined as "Events of Default" in the Indenture:
(a) default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise; (b) default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days; (c) Wireless defaults in the performance of or breaches any other covenant or agreement of Wireless in the Indenture or under the Notes and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes; (d) there occurs with respect to any issue or issues of Indebtedness of Wireless or any of its Significant Subsidiaries having an outstanding principal amount of $5 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration; (e) any final judgment or order (not covered by insurance) for the payment of money in excess of $5 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against Wireless or any of its Significant Subsidiaries and shall not be paid or discharged, and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $5 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (f) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of Wireless or any of its Significant Subsidiaries in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Wireless or any of its Significant Subsidiaries or for all or substantially all of the property and assets of Wireless or any of its Significant Subsidiaries or
(C) the winding up or liquidation of the affairs of Wireless or any of its Significant Subsidiaries and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; (g) Wireless or any of its Significant Subsidiaries (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Wireless or any of its Significant Subsidiaries or for all or substantially all of the property and assets of Wireless or any of its Significant Subsidiaries or (C) effects any general assignment for the benefit of creditors; (h) Wireless and/or one or more of its Significant Subsidiaries fails to make at the final (but not any interim) fixed maturity of any Indebtedness principal payments aggregating $5 million or more and all such defaulted payments shall not have been made, waived or extended within 30 days of the payment default that causes the amount to exceed $5 million; or (i) the nonpayment or acceleration upon default of any three or more items of Indebtedness that would constitute at the time of such nonpayments, but for the individual amounts of such Indebtedness, an Event of Default under clause (d) or clause (h) above, or both, and which items of Indebtedness aggregate $5 million or more.

     If an Event of Default (other than an Event of Default specified in clause
(f) or (g) above that occurs with respect to Wireless) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount at maturity of the Notes, then outstanding, by written notice to Wireless (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the Accreted Value of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such Accreted Value of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause
(d), (h) or (i) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (d), (h) or (i) shall be remedied or cured by Wireless and/or the relevant Significant Subsidiaries or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (f) or (g) above occurs with respect to Wireless, the Accreted Value of, premium, if any, and accrued interest on the Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Notes by written notice to Wireless and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) Wireless has paid or deposited (a) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (b) all overdue interest on all Notes, (c) the principal of and premium, if any, on any Notes that have become due otherwise than by such declaration or occurrence of acceleration and interest thereon at the rate prescribed therefor by such Notes, and (d) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate prescribed therefor by such Notes, (ii) all existing Events of Default, other than the nonpayment of the Accreted Value of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (iii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see "-- Modification and Waiver."

     The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless: (i) the Holder gives the Trustee written notice of a continuing Event of Default;
(ii) the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy; (iii) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense; (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

     The Indenture requires certain officers of Wireless to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of Wireless and its Restricted Subsidiaries and Wireless' and its Restricted Subsidiaries' performance under the Indenture and that Wireless has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. Wireless will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     Wireless shall not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person (other than PageMart or a Wholly Owned Restricted Subsidiary of Wireless with a positive net worth; provided that, in connection with any such merger of Wireless with PageMart or a Wholly Owned Restricted Subsidiary of Wireless, no consideration (other than Common Stock in the surviving Person or Wireless) shall be issued or distributed to the stockholders of Wireless) or permit any Person to merge with or into Wireless unless: (i) Wireless shall be the continuing Person, or the Person (if other than Wireless) formed by such consolidation or into which Wireless is merged or that acquired or leased such property and assets of Wireless shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of Wireless on all of the Notes and under the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis, (A) Wireless or any Person becoming the successor obligor of the Notes, as the case may be, shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of Wireless immediately prior to such transaction or (B) the Interest Coverage Ratio of Wireless or any Person becoming the successor obligor of the Notes, as the case may be, is at least equal to the lesser of (I) 3.00:1 and (II) the Interest Coverage Ratio of Wireless immediately prior to such transaction; and
(iv) Wireless delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clause (iii)) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided, however, that clause (iii) above does not apply if, in the good faith determination of the Board of Directors of Wireless, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of Wireless; and provided further that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

DEFEASANCE

     Defeasance and Discharge. The Indenture provides that Wireless will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Notes (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things, (A) Wireless has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, (B) Wireless has delivered to the Trustee (i) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of Wireless' exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the date of the Indenture such that a ruling is no longer required or
(y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (ii) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of
Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law, (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which Wireless is a party or by which Wireless is bound, and (D) if at such time the Notes are listed on a national securities exchange, Wireless has delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

     Defeasance of Certain Covenants and Certain Events of Default. The Indenture further provides that the provisions of the Indenture will no longer be in effect with respect to clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets" and all the covenants described herein under "Covenants," clause (iii) under "Events of Default" with respect to such covenants and clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets," and clauses (d), (e), (h) and (i) under "Events of Default" shall be deemed not to be Events of Default, upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, the satisfaction of the provisions described in clauses (B)(ii), (C) and (D) of the preceding paragraph and the delivery by Wireless to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

     Defeasance and Certain Other Events of Default. In the event Wireless exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, Wireless will remain liable for such payments.

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by Wireless and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (ii) reduce the principal amount of, or premium, if any, or interest on, any Note, (iii) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note, (iv) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption
Date) of any Note, (v) reduce the above-stated percentage of outstanding Notes the consent of whose Holders is necessary to modify or amend the Indenture, (vi) waive a default in the payment of principal of, premium, if any, or interest on the Notes or (vii) reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

NO PERSONAL LIABILITY OF INCORPORATORS, SHAREHOLDERS, OFFICERS, DIRECTORS, OR EMPLOYEES

     The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of Wireless in the Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, shareholder, officer, director, employee or controlling person of Wireless or of any successor Person thereof. Each Holder, by acceptance of the Notes, waives and releases all such liability.

CONCERNING THE TRUSTEE

     The Indenture provides that, except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in such Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of Wireless, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if its acquires any conflicting interest, it must eliminate such conflict or resign.

     The Trustee is the trustee under the 12 1/4% Notes.

                              ERISA CONSIDERATIONS

     A fiduciary of a pension, profit-sharing, retirement, or other employee benefit plan ("Plan") subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") should consider the fiduciary standards under ERISA in the context of the Plan's particular circumstances before authorizing an investment of a portion of such Plan's assets in the Notes. Accordingly, such fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA,
(ii) whether the investment is in accordance with the documents and instruments governing the Plan as required by Section 404(a)(1)(D) of ERISA, and (iii) whether the investment is prudent under ERISA.

     In addition to the imposition of general fiduciary standards of investment prudence and diversification, ERISA, and the corresponding provisions of the Code prohibit a wide range of transactions involving the assets of a Plan or a plan subject to Section 4975 of the Code (hereinafter a Plan and such Plans are collectively referred to as an "ERISA Plan") and persons who have certain specified relationships to the ERISA Plan ("parties in interest" within the meaning of ERISA, "disqualified persons" within the meaning of the Code). A prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code could arise if Wireless were, or were to become, a party in interest or a disqualified person with respect to an ERISA Plan purchasing the Notes. Certain exemptions from the prohibited transaction rules could be applicable to the purchase of the Notes by an ERISA Plan depending on the type and circumstances of the fiduciary of the ERISA Plan making the decision to acquire the Notes. Included among these exemptions are: Prohibited Transaction Class Exemption ("PTCE") 90-1, regarding investments by insurance company pooled separate accounts; PTCE 91-38, regarding investments by bank collective investment funds; or PTCE 84-14, regarding transactions effected by a qualified professional asset manager. Thus, a fiduciary of an ERISA Plan considering an investment in the Notes also should consider whether the acquisition or the continued holding of the Notes might constitute or give rise to a non-exempt prohibited transaction. No ERISA Plan with respect to which Wireless is a party in interest or a disqualified person may purchase the Notes, unless a statutory or administrative exemption is available.

     Certain employee benefit plans, such as governmental plans and church plans (if no election has been made under Section 410(d) of the Code), are not subject to the restrictions of ERISA, and assets of such Plans may be invested in the Notes without regard to the ERISA considerations described above. The investment in the Notes by such employee benefit plans may, however, be subject to other applicable federal and state laws, which should be carefully considered by such employee benefit plans before investing in the Notes.

     The Department of Labor (the "DOL") has issued final regulations (the "Regulations") as to what constitutes assets of an employee benefit plan under ERISA. Under the Regulations, if an ERISA Plan acquires an equity interest in an entity, which interest is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the ERISA Plan's assets would include, for purposes of the fiduciary responsibility provisions of ERISA, both the equity interest and an undivided interest in each of the entity's underlying assets unless one of certain specified exceptions applies. One such exception is the "operating company" exception. An entity will qualify as an "operating company" if it is primarily engaged, directly or through a majority owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital. Wireless has determined that it qualifies as an "operating company" within the meaning of the Regulations. Accordingly, Wireless believes that an investment by an ERISA Plan in the Notes should not cause any of the underlying assets of Wireless to be "plan assets" within the meaning of the Regulations.

     The Regulations define an "equity interest" as "any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features." Wireless believes that the Notes should be treated as indebtedness under New York law, which Wireless believes is the "applicable local law" for purposes of the Regulations. In the preamble to the Regulations, the DOL has stated that "whether any particular investment has substantial equity features is an inherently factual question that must be resolved on a case by case basis" and that in making such determination "it would be appropriate . . . to take into account whether the equity features of an instrument are such that a plan's investment in the instrument would be a practical vehicle for the indirect provision of investment management services". Wireless does not believe that the Notes constitute an "equity interest" in Wireless for purposes of the Regulations. Even if the Notes were so characterized, however, Wireless believes, based upon its determination that Wireless qualifies as an "operating company" within the meaning of the Regulations, that an investment by an ERISA Plan in the Notes should not cause any of the underlying assets of Wireless to be "plan assets" within the meaning of the Regulations.

     Every investor considering the acquisition of the Notes should consult with its counsel with respect to the potential applicability of ERISA and Section 4975 of the Code to such investment.

                              PLAN OF DISTRIBUTION

     This Prospectus is to be used by MS&Co. in connection with offers and sales of the Notes in market-making transactions at negotiated prices relating to prevailing market prices at the time of sale. MS&Co. may act as principal or agent in such transactions. MS&Co. has no obligation to make a market in the Notes, and may discontinue its market-making activities at any time without notice, at its sole discretion.

     There is currently no established public market for the Notes. Wireless does not currently intend to apply for listing of the Notes on any securities exchange. Therefore, any trading that does develop will occur on the over-the-counter market. Wireless has been advised by MS&Co. that it intends to make a market in the Notes but it has no obligation to do so and any market-making may be discontinued at any time. No assurance can be given that an active public market for the Notes will develop.

     MS&Co. acted as placement agent in connection with the original private placement of the Notes and received a placement fee of $3,805,000 in connection therewith. MS&Co. also acted as the lead managing underwriter in connection with the initial public offering of Wireless' Class A Common Stock, in which the underwriters received underwriting discounts and commissions of approximately $5,460,000 in the aggregate. MS&Co. is affiliated with entities that beneficially own approximately 51% of the outstanding Common Stock.

     Although there are no agreements to do so, MS&Co., as well as others, may act as broker or dealer in connection with the sale of Notes contemplated by this Prospectus and may receive fees or commissions in connection therewith.

     Wireless has agreed to indemnify MS&Co. against certain liabilities under the Securities Act or to contribute to payments that MS&Co. may be required to make in respect of such liabilities.

                                 LEGAL MATTERS

     Certain matters with respect to the legality of the issuance of the securities offered hereby are being passed upon for the Company by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017. Davis Polk & Wardwell has performed, and will continue to perform, legal services for MSVCF, MSLEF II and MSCP III, companies controlled by MSLEF II, MSCP III and MS & Co. and acted as counsel to MSLEF II and MSCP III in connection with its investments in the Company.

                                    EXPERTS

     The Consolidated Financial Statements of the Company at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are incorporated by reference herein, in reliance upon the authority of said firm as experts in giving said reports.

                                    PageMart
                                 Wireless, Inc.